Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

SEC Mail Processing
Section

MAY 2 1 2010

Washington, DC
110

19 May 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America




10015798

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

~~Dennis Leong~~ Paula Welsh
Asst. Company Secretary

dlw 5/28

cag_cosec_syd_prd/68580_1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	759
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	759 @ $31.73
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 May 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	344,546,077	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	841,801	Deferred Share Units (DSUs), comprising a right to receive shares in the future, issued pursuant to the MEREP, as described in the Explanatory Memorandum.
		201,900	Performance Share Units

+ See chapter 19 for defined terms.

		(PSUs), structured as DSUs with performance hurdles attached, issued pursuant to the MEREP, as described in the Explanatory Memorandum. MGL has not issued Ordinary Shares to the Trustee to hold in reserve in respect of these PSUs.
	44,315,813	Options over Ordinary Shares at various exercise prices
	1,134,464	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of MGL, which may be exchanged into 1,134,464 fully paid Ordinary shares in MGL, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 127,000 fully paid ordinary shares in MGL may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 May 2010
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Notice of Director's Interests

Section 205G of the Corporations Act 2001

To: Australian Securities Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street Sydney NSW
Fax: 1300 300 021

Updating Notice

Section 205G(4)

Name of Director:	**Michael J Hawker**
Name of Company:	**Macquarie Group Limited** **A.B.N 94 122 169 279**
Date of last notification to ASX:	13 April 2010 – refer ASX Appendix 3Y
Date director's interest changed:	3 May 2010 and 4 May 2010.

I disclose the following information to ASX

Section 205G(1)(a)

Interest:	**Circumstances giving rise to relevant interest:**
I have a relevant interest in the following securities of the company or a related body corporate. **Type of security:** Macquarie Wrap Cash Account (MWCA) units **Number of securities:** 16,852.61 MWCA units as at 4 May 2010 **Direct or Indirect Holding:** Indirect Holding – securities held by Macquarie Super Fund Wrap Account as trustee for Michael John Hawker, a fund of which Michael Hawker is a beneficiary.	**Balance before change:** 16,893.08 MWCA units **Units Acquired/Disposed of:** • 295.90 units acquired on 3 May 2010, being the net effect of distributions received and tax paid on distributions; and • 337.37 units disposed on 4 May 2010, being the net effect of distributions received, tax paid on distributions, adviser and administration fees paid and tax credits on fees. **Balance after change:** 16,852.61 MWCA units.

Section 205G(1)(b)

I have an interest in the following contracts to which I am a party of under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a managed investment scheme made available by, the company or a related body corporate:

N/A



Sign here: ______________ Date: 17th/May/10 Director

17 May 2010

cag_cosec_syd_prd/219853_1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,322
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	11,322 @ $80.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 May 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	344,545,318	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	841,801	Deferred Share Units (DSUs), comprising a right to receive shares in the future, issued pursuant to the MEREP, as described in the Explanatory Memorandum.
		201,900	Performance Share Units

+ See chapter 19 for defined terms.

		(PSUs), structured as DSUs with performance hurdles attached, issued pursuant to the MEREP, as described in the Explanatory Memorandum. MGL has not issued Ordinary Shares to the Trustee to hold in reserve in respect of these PSUs.
	44,316,572	Options over Ordinary Shares at various exercise prices
	1,134,464	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of MGL, which may be exchanged into 1,134,464 fully paid Ordinary shares in MGL, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 127,000 fully paid ordinary shares in MGL may be allocated within the 5 year period from the date of acquisition.
10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.	

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 May 2010
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

17 May 2010

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 17 May 2010, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.004%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 17 May 2010, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

14 May 2010

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update – 1 April to 30 April 2010

Since the last notification to the ASX on 16 April 2010 of the positions as at 31 March 2010, 288,992 fully paid ordinary shares were issued on 15 April 2010 pursuant to the Macquarie Group Employee Retained Equity Plan (MEREP).

Therefore, as at 30 April 2010, the number of issued fully paid ordinary shares was 344,533,263.

Since the last notification to the ASX on 16 April 2010 of the positions as at 31 March 2010 the following movements have occurred pursuant to the MEREP:

- 61,000 Deferred Share Units (DSUs) have been issued; and
- 21,662 DSUs have been forfeited.

No further Performance Share Units (PSUs) were issued in April.

Therefore, as at 30 April 2010:

- the number of DSUs on issue was 841,801; and
- the number of PSUs was 201,900.

The issue of ordinary shares noted above includes 35,599 ordinary shares issued to the MEREP Trustee (Trustee) on 15 April 2010 which are held in a reserve account and may be used to satisfy the obligations of Macquarie Group Limited (MGL) in respect of DSUs issued under the MEREP on 15 April 2010, including allocation of ordinary shares on exercise of DSUs. The total number of ordinary shares on issue noted above includes a total of 841,801 ordinary shares issued to the Trustee for this purpose.

As at 30 April 2010 there were 1,146,519 Exchangeable Shares on issue by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of MGL, which may be exchanged into 1,146,519 fully paid ordinary shares in MGL, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007.

As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 127,000 fully paid ordinary shares in MGL may be allocated within the 5 year period from the date of acquisition.

As at 31 March 2010 there were 1,691,557 Exchangeable Shares on issue by Macquarie Capital Acquisitions (Canada) No.2 Limited, a subsidiary of MGL, which may be exchanged into 1,691,557 fully paid ordinary shares in MGL, issued as part of the acquisition of Tristone Capital Global Inc. ("Tristone") in August 2009. There were a further 97,413 Exchangeable Shares on issue, which were issued under retention agreements in place with key former Tristone employees. A further 131,291 options over Exchangeable Shares were also on issue under retention agreements in place with key former Tristone employees.

Since the last notification to ASX on 16 April 2010 of the positions as at 31 March 2010, there have been no new options issued under the Macquarie Group Employee Share Option Plan.

Since the last notification to ASX on 16 April 2010 of the positions as at 31 March 2010, the following lapses of unexercised options were processed between 1 April 2010 and 30 April 2010:

- 35,002 options exercisable at $47.82 each and expiring on 8 April 2010 (MQG0294);
- 13,334 options exercisable at $45.14 each and expiring on 22 April 2010 (MQG0295);
- 22,162 options exercisable at $49.31 each and expiring on 8 April 2010 (MQG0296);
- 20,620 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 2,081 options exercisable at $68.01 each and expiring on 10 April 2011 (MQG0330);
- 18,128 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 2,666 options exercisable at $61.79 and expiring on 8 August 2011 (MQG0340);
- 409 options exercisable at $60.99 each and expiring on 8 August 2011 (MQG0341);

- 382 options exercisable at $65.96 each and expiring on 22 September 2011 (MQG0347);
- 7,332 options exercisable at $69.47 each and expiring on 9 October 2011 (MQG0349);
- 3,666 options exercisable at $80.04 each and expiring on 22 March 2012 (MQG0363);
- 2,204 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 7,193 options exercisable at $89.76 each and expiring on 8 May 2012 (MQG0371);
- 32,904 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 10,001 options exercisable at $76.69 each and expiring on 24 September 2012 (MQG0385);
- 846 options exercisable at $56.79 each and expiring on 8 April 2013 (MQG0398);
- 2,401 options exercisable at $59.58 each and expiring on 22 May 2013 (MQG0401);
- 3,000 options exercisable at $47.29 each and expiring on 22 July 2013 (MQG0405);
- 25,450 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 7,741 options exercisable at $53.91 each and expiring on 22 August 2013 (MQG0408);
- 2,744 options exercisable at $53.91 each and expiring on 22 September 2013 (MQG0412); and
- 1,169 options exercisable at $53.91 each and expiring on 22 October 2013 (MQG0416).

The number of options on issue at 30 April 2010 was 44,746,756 all exercisable into one share per option.

Yours faithfully

Nigel Donnelly
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 April 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0297	5,000	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	15,388	$60.41	08/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	6,362,576	$63.34	01/08/2010
MQG0306	12,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	43,332	$63.33	22/08/2010
MQG0309	35,366	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0313	16,334	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	43,332	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	17,792	$66.92	08/11/2010
MQG0320	53,841	$70.60	22/11/2010
MQG0321	48,238	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	16,702	$67.85	09/01/2011
MQG0324	10,818	$70.47	23/01/2011
MQG0325	61,478	$63.09	08/02/2011
MQG0327	20,371	$61.33	22/02/2011
MQG0328	57,000	$60.35	08/03/2011
MQG0329	17,338	$61.91	22/03/2011
MQG0330	66,754	$68.01	10/04/2011
MQG0331	19,446	$68.83	24/04/2011
MQG0333	61,459	$70.21	08/05/2011
MQG0334	15,000	$66.83	22/05/2011
MQG0335	17,333	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	10,310	$68.03	10/07/2011
MQG0338	8,000	$62.75	22/07/2011
MQG0339	8,141,334	$61.79	01/08/2011
MQG0340	19,167	$61.79	08/08/2011
MQG0341	69,503	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	58,102	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	152,512	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	29,618	$65.96	22/09/2011

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 April 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0348	3,060	$61.79	09/10/2011
MQG0349	65,678	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	30,000	$72.17	23/10/2011
MQG0353	53,582	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	14,667	$74.11	22/11/2011
MQG0356	14,565	$71.92	08/12/2011
MQG0357	49,174	$75.57	22/12/2011
MQG0358	12,000	$78.24	08/01/2012
MQG0359	42,000	$79.33	22/01/2012
MQG0360	35,870	$82.57	08/02/2012
MQG0361	6,150	$83.55	22/02/2012
MQG0362	32,061	$80.01	08/03/2012
MQG0363	61,084	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	24,077	$85.30	10/04/2012
MQG0367	150,417	$87.73	23/04/2012
MQG0368	1,666	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	2,666	$70.60	22/11/2010
MQG0371	42,812	$89.76	08/05/2012
MQG0372	81,984	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	37,066	$87.77	08/06/2012
MQG0375	31,005	$91.30	22/06/2012
MQG0376	80,473	$87.18	09/07/2012
MQG0377	49,481	$90.83	23/07/2012
MQG0378	42,999	$73.86	08/08/2012
MQG0379	8,785,126	$71.41	15/08/2012
MQG0380	50,032	$71.41	22/08/2012
MQG0381	55,692	$68.06	22/08/2012
MQG0382	78,543	$71.41	10/09/2012
MQG0383	116,441	$71.49	10/09/2012
MQG0384	1,000	$71.41	24/09/2012
MQG0385	88,976	$76.69	24/09/2012
MQG0386	476	$71.41	08/10/2012
MQG0387	54,334	$86.34	08/10/2012
MQG0388	66,345	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	270,730	$79.38	10/12/2012
MQG0391	51,576	$74.30	24/12/2012
MQG0392	46,556	$72.27	08/01/2013

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 April 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0393	116,336	$64.40	22/01/2013
MQG0394	152,734	$63.74	08/02/2013
MQG0395	27,139	$54.69	22/02/2013
MQG0396	64,994	$47.79	10/03/2013
MQG0397	64,667	$51.34	25/03/2013
MQG0398	117,247	$56.79	08/04/2013
MQG0399	43,521	$59.16	22/04/2013
MQG0400	87,313	$63.09	08/05/2013
MQG0401	48,599	$59.58	22/05/2013
MQG0402	77,387	$52.89	10/06/2013
MQG0403	20,000	$48.78	23/06/2013
MQG0404	47,000	$47.29	08/07/2013
MQG0405	39,288	$47.29	22/07/2013
MQG0406	48,087	$51.01	08/08/2013
MQG0407	15,305,599	$53.91	15/08/2013
MQG0408	84,082	$53.91	22/08/2013
MQG0409	120,938	$48.61	22/08/2013
MQG0410	19,709	$53.91	08/09/2013
MQG0411	136,000	$45.35	08/09/2013
MQG0412	94,175	$53.91	22/09/2013
MQG0413	127,667	$33.49	22/09/2013
MQG0414	86,569	$53.91	08/10/2013
MQG0415	108,324	$36.20	08/10/2013
MQG0416	131,017	$53.91	22/10/2013
MQG0417	71,576	$32.39	22/10/2013
MQG0418	75,307	$31.99	10/11/2013
MQG0419	37,000	$25.39	24/11/2013
MQG0420	48,000	$28.48	08/12/2013
MQG0421	34,951	$27.78	22/12/2013
MQG0422	60,784	$31.73	08/01/2014
MQG0423	21,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	09/02/2014
MQG0425	11,000	$21.24	23/02/2014
MQG0426	25,332	$17.10	09/03/2014
MQG0427	21,000	$23.17	23/03/2014
MQG0428	123,000	$29.41	08/04/2014
MQG0429	69,000	$30.89	22/04/2014
MQG0430	41,000	$34.02	08/05/2014
MQG0431	6,000	$36.87	09/06/2014
MQG0432	18,000	$37.17	22/06/2014
MQG0433	67,000	$36.73	08/07/2014
MQG0434	24,000	$39.03	22/07/2014
MQG0435	23,000	$44.21	10/08/2014
MQG0436	8,000	$45.71	24/08/2014
MQG0437	56,000	$49.32	08/09/2014

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 April 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0438	56,000	$53.07	22/09/2014
MQG0439	39,000	$54.25	08/10/2014
MQG0440	25,000	$54.26	22/10/2014
MQG0441	13,000	$48.48	08/12/2014
	44,746,756		

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au


MACQUARIE

19 May 2010

Company Announcements Office
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

The 2010 Shareholder Review (attached) is being despatched to Macquarie Group Limited shareholders today. The information contained in the Shareholder Review is included in the 2010 Annual Report, which was lodged with ASX in conjunction with Macquarie's 2010 financial year end results on Friday 30 April 2010.

Yours faithfully

Dennis Leong
Company Secretary

MACQUARIE GROUP
2010 SHAREHOLDER REVIEW


MACQUARIE

MACQUARIE GROUP LIMITED ACN 122 169 279

This 2010 Shareholder Review contains a report from the Chairman and Managing Director on Macquarie's business and operational highlights. This document is not a concise report prepared under section 314 (2) of the Corporations Act. Macquarie Group has not prepared a concise report for the 2010 financial year.

The 2010 Macquarie Group Annual Report complies with the reporting requirements and contains statutory financial statements. It contains Macquarie's Corporate Governance Statement, the Directors' Report including the Remuneration Report and full financial statements.

If you would like a copy of the 2010 Annual Report please call us on +61 2 8232 5006 or visit macquarie.com.au/shareholdercentre.

2010 Annual General Meeting

Macquarie Group's 2010 Annual General Meeting will be held at 10.30am on Friday, 30 July 2010 at the Sheraton on the Park (Grand Ballroom), 161 Elizabeth Street, Sydney NSW.

Details of the business of the meeting will be contained in the Notice of Annual General Meeting, to be sent to shareholders separately.

The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.



Macquarie Group Limited
2010 Shareholder Review

Result reflects improved market conditions

- Profit of $A1,050 million
- Operating income of $A6,638 million
- Earnings per share of $A3.20
- Total ordinary dividends of $A1.86 per share
- Return on equity of 10.0 per cent per annum
- Assets under management of $A326 billion

Strong funding and balance sheet position

- Balance sheet remains solid and conservative
- Term assets covered by term funding and equity
- Increase in retail deposits from $A13.4 billion to $A15.5 billion
- Issued $US2.5 billion of non-government guaranteed term debt
- $A4.0 billion of capital in excess of minimum regulatory requirement

Continued growth and evolution

- Organic growth initiatives complemented by strategic acquisitions
- Increasing diversity by business and geography
- 15 per cent increase in staff numbers to over 14,600
- 43 per cent increase in international income to $A3,351 million (52 per cent of total)
- Asia-Pacific region generated 66 per cent of income. 66 per cent of staff located in 26 locations in this region

Key financial details

- Consolidated net profit after tax attributable to ordinary equity holders increased by 21 per cent to $A1,050 million from $A871 million
- Total operating income increased by 20 per cent to $A6,638 million from $A5,526 million
- International income increased by 43 per cent to $A3,351 million from $2,347 million, accounting for 52 per cent of total operating income
- Earnings per share increased by 3 per cent to $A3.20 from $A3.10
- Dividends per share of $A1.86 (unfranked), broadly in line with the prior year
- Return on equity increased to 10.0 per cent per annum from 9.9 per cent
- Regulatory capital of $A11.8 billion, $A4.0 billion in excess of Macquarie Group's minimum regulatory capital requirement

Reported net profit after tax attributable to ordinary equity holders
$A million


800
600
400
200
0
2H08
1H09
2H09
1H10
2H10

Operating income
$A million


4,000
3,000
2,000
1,000
0
2H08
1H09
2H09
1H10
2H10

Consolidated profit
Year ended 31 March

	2010 $Am	2009 $Am	% Change
Total income	**6,638**	5,526	20
Total expenses	**(5,344)**	(4,537)	18
Profit before income tax	**1,294**	989	31
Income tax expense	**(201)**	(15)	*large*
Profit from ordinary activities after income tax	**1,093**	974	12
Minority interest	**(43)**	(103)	(58)
Profit after income tax attributable to ordinary equity holders	**1,050**	871	21

Basic earnings per share (EPS)
A cents


300
200
100
0
2H08
1H09
2H09
1H10
2H10

Dividends per share (DPS)
A cents


200
150
100
50
0
2H08
1H09
2H09
1H10
2H10

Chairman and Managing Director's Report

Macquarie's long-term record of growth and evolution continued in this, the year of our 40th anniversary since inception. The strength of our balance sheet, together with our pursuit of opportunities for continued growth, led to a range of successful initiatives.

The diversity of our operations is a key strength. During the year we expanded our global presence through organic growth, business development and selective hiring. We also made a number of important strategic acquisitions, particularly in North America and Europe.

Macquarie is a global financial services specialist, with particular expertise in resources and commodities, energy, financial institutions, infrastructure and real estate. Our ability to take our extensive knowledge of the Asia-Pacific region to our clients and investors provides a bridge to one of the world's key growth regions.

Result overview

Macquarie Group (Macquarie) reported a consolidated after-tax profit for the year ended 31 March 2010 of $A1,050 million, an increase of 21 per cent on the previous year's profit of $A871 million. Earnings per share were $A3.20, an increase of three per cent from $A3.10 in the prior year. Return on equity was 10.0 per cent per annum, slightly up on the prior year.

Total operating income for the year was $A6,638 million, a 20 per cent increase from $A5,526 million in the prior year. The increase was largely attributable to improving market conditions, growth in existing businesses along with contributions from new businesses, gains from listed fund initiatives and a reduction in the level of write-downs and provisions compared with the prior year.

All operating groups and divisions reported improved results on the prior year. Total international income increased by 43 per cent to $A3,351 million, accounting for 52 per cent of total income. Total staff exceeded 14,600 with more than 7,300 staff now employed in our offices outside Australia. This represents 50 per cent of total staff compared to 43 per cent in the previous year.

Assets under management increased 34 per cent from $A243 billion at 31 March 2009 to $A326 billion at 31 March 2010. Most of the increase was attributable to the acquisition of Delaware Investments (Delaware), a US-based diversified asset management firm with more than $US125 billion in assets under management at the time of acquisition.

Operating expenses were $A5,344 million, an 18 per cent increase from $A4,537 million in the previous year, largely attributable to the 15 per cent increase in the number of staff. The expense-to-income ratio decreased to 80.5 per cent, compared with 82.1 per cent in the previous year. The effective tax rate for the year increased to 16.1 per cent from 1.7 per cent in the prior year, largely due to a lower level of write-downs and impairment charges.

Operating conditions

Operating conditions continued to trend back to normal during the year, leading to greater activity across many of our businesses. Equity market trading conditions improved across Australia and Asia while the US and Europe remained subdued. This was positive for our Asia-Pacific equities and funds management businesses, including our growing retail franchise.

The environment for mergers and acquisitions (M&A) across most industry classes remained constrained compared to historical standards with global deal flow substantially lower than in the prior year. Asia, Australia and Canada however experienced good equity capital markets (ECM) activity.

Energy and commodity market conditions generally improved, metal prices continued to rise, while foreign exchange volumes remained depressed. US credit trading markets rallied alongside equity markets. The dislocation of global credit markets, together with the scale back of lending activities by financial institutions, provided opportunities for our corporate and asset financing businesses.

Initiatives during the year

Macquarie has a demonstrated record of using market downturns to develop opportunities to grow and evolve its businesses. In the year to 31 March 2010, we expanded our global presence and product offering by organically growing existing businesses and made a number of acquisitions, predominantly in North America and Europe.

Organic growth was achieved through the selective hiring of individuals and teams with extensive industry experience adding greater regional depth to our key businesses. This allowed many of our businesses to expand their product offerings internationally.

We expanded our energy presence in Asia and commenced a physical oil trading business in Singapore. Our Fixed Income, Currencies and Commodities Group (FICC) also started providing corporate banking, foreign exchange and other trading services to Korean corporate and institutional clients, after Macquarie Bank Limited obtained a licence to offer banking services in Korea. FICC recently established a foreign exchange business alliance with Sun Hung Kai Forex, an online foreign exchange service provider in Hong Kong. The New York-based credit trading business experienced strong growth as it extended its services to include client sales and trading.

Our corporate finance and advisory business continued to grow its global presence advising on 448 transactions valued at $A121 billion. Growth in this business, particularly internationally, provided an increasing capacity to utilise global networks to facilitate transactions for our clients.

Growth in our unlisted alternative asset funds management business continued with new offerings in Mexico, Russia and Africa. We are working with governments and strong local partners to deliver infrastructure opportunities.

Assets under management
$A billion


350
300
250
200
150
100
50
0
2006
2007
2008
2009
2010

Staff numbers
International ■ Australia ■


15,000
12,000
9,000
6,000
3,000
0
2006
2007
2008
2009
2010

A number of strategic acquisitions also added new teams of people and expanded our service offering to our clients. The newly acquired US-based asset manager, Delaware, combined with Macquarie Funds Group and began developing new products for the US market, with its first joint product offering in January 2010, the Delaware Macquarie Global Infrastructure Fund.

Macquarie Energy, FICC's North American energy marketing and trading business, acquired Integrys Energy Service's wholesale electric marketing and trading portfolio and focused on consolidating its growing gas and power franchise in the region.

Our European and North American equities and research capabilities were enhanced with the acquisitions of global financial sector equities specialist, Fox-Pitt Kelton Cochran Caronia Waller (FPK), energy advisory firm, Tristone Global Capital (Tristone) and Sal. Oppenheim jr.& Cie KGaA's[1] (Sal. Oppenheim) cash equities, equity derivatives and structured products businesses. These acquisitions further expanded our global equities platform, taking our research coverage to over 2,700 stocks worldwide and placing Macquarie Securities among the top eight global brokers in terms of research coverage.

Our retail financial services platform was enhanced with the acquisition of Canadian retail broker, Blackmont Capital Inc. (Blackmont), which was renamed Macquarie Private Wealth (Canada). The Banking and Financial Services Group also selectively recruited experienced people to support growth in its European and Asian businesses.

The Corporate and Asset Finance Division acquired a portfolio of approximately $A1.0 billion of Australian auto loans and leases from Ford Credit Australia. Post balance date, it agreed to acquire a $US1.7 billion[2] aircraft operating lease portfolio from International Lease Finance Corporation (ILFC), a subsidiary of American International Group, Inc. (AIG).

Refer to **Regional activity** and **Operating groups and divisions** for additional detail on initiatives during the year.

Operating income[3] by region
2H08 ■ 1H09 ■ 2H09 ■ 1H10 ■ 2H10 ■
$A million


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Australia
Asia
Americas
Europe, Middle East and Africa

[1] Completed post balance date.
[2] Net of current cash and reserves and subject to adjustments.
[3] Operating income excludes earnings on capital and other corporate items.

Capital

Macquarie has a long-term policy of holding a level of capital which efficiently supports our business. We have consistently grown our capital base ahead of business requirements. During the year, we raised $A1.2 billion through an institutional placement and retail Share Purchase Plan. This further enhanced Macquarie's strong capital position, providing the flexibility to build on market opportunities.

Our regulatory capital at 31 March 2010 was $A11.8 billion, which was $A4.0 billion in excess of Macquarie Group's minimum regulatory capital requirement. Over 90 per cent of capital is core capital (ordinary equity plus retained earnings).

Funding

We remain very well funded. Term assets are covered by term funding and equity. Short-term wholesale issued paper remains a small portion of overall funding at seven per cent of the total funding sources. Between 31 March 2009 and 31 March 2010, retail deposits increased 16 per cent from $A13.4 billion to $A15.5 billion.

Post balance date, unit holders in the Cash Management Trust (CMT) approved the transfer of funds to the Cash Management Account (CMA) effective 31 July 2010. The net balance in the CMT at 31 March 2010 was $A9.5 billion.

During the year, Macquarie issued $US2.5 billion of non-government guaranteed term debt in the US market to institutional investors. We were the first Australian financial institution to issue a benchmark unguaranteed term debt issue in the US post the disruption to global financial markets in September 2008. The removal of the government guarantee was anticipated and is not expected to impact Macquarie's funding position.

Performance

Macquarie's share price made a good recovery during the year. From 1 April 2009 to 31 March 2010, the share price increased by 75 per cent. Macquarie's share price is only 11 per cent below its level at 31 March 2008, compared with the MSCI World Diversified Financials index (MSCI), which is 36 per cent lower. The MSCI comprises a range of financial companies offering a wide variety of products and services including securities and investment products, M&A advisory and equity underwriting, various lending products and insurance products.

From the date of listing on 29 July 1996 through to the close of the financial year on 31 March 2010, Macquarie has delivered a total return to shareholders of over 1,170 per cent. Over the same period, the average total shareholder return of the ASX top 50 was approximately 315 per cent.

Macquarie share price vs the MSCI World MSCI Diversified Financials Index

MSCI World Diversified Financials Index ■ Macquarie Group ■


140
120
100
80
60
40
20
0
Mar 08
Jun 08
Sep 08
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09
Mar 10

Dividend

The Board has declared a final ordinary dividend of $A1.00 per ordinary share (unfranked), up from $A0.86 in the first half, making the total ordinary dividend payment for the year $A1.86 per share. This is broadly in line with the total dividend of $A1.85 per share in the prior year. It represents a payout ratio of 60 per cent, in line with our dividend policy of maintaining an annual payout ratio in the range of 50 to 60 per cent of net earnings attributable to ordinary shareholders. The future rate of franking remains subject to the composition of income but it is likely that future dividends will remain unfranked for the foreseeable future.

Macquarie has advised that from the final dividend for the year ended 31 March 2010, to be paid in July 2010, it will only facilitate the direct credit of dividends or the participation in the Dividend Reinvestment Plan (DRP) for Australian shareholders. Non-Australian resident shareholders will be able to continue to receive dividend cheques. Due to our strong capital position, a decision has been made to remove the 2.5 per cent discount to market value in the pricing of the DRP shares effective for the 2010 final dividend and we have announced a change to the DRP Rules to allow the future on-market purchase of shares instead of the issue of new shares to satisfy future DRP allocations.

The Macquarie model

Macquarie is a global provider of banking, financial, advisory, investment and funds management services to our clients.

While our model has not significantly changed over the years, Macquarie has continually adapted to variations in the environment in which we operate. We pursued growth opportunities during the past year which resulted in the continued evolution of our business. As the operating environment improved, our businesses took the opportunity to enter new markets, develop new and expanded product offerings, selectively acquire new businesses and, in some cases, exit activities.

Macquarie Group's strategy is to focus over the medium term on key fundamentals: the provision of services to our clients; the alignment of interests with shareholders, investors and staff; a conservative approach to risk management; incremental growth and evolution; maintaining operations that are diversified by business and geography; and an ability to adapt to change.

Risk management

Macquarie's strong financial position before, during and after the global financial crisis reflects well on our robust risk management framework. We have always sought to clearly understand and identify the consequences of worst case outcomes to ensure that these can be tolerated.

Central to our business is a strong culture of risk management which is embedded across all operating groups and divisions. As Macquarie's operating groups build on global growth and transaction opportunities, our risk management framework adapts to maintain effective risk oversight. The Risk Management Group increased its numbers globally during the year.

Macquarie Group Employee Retained Equity Plan (MEREP)

Following shareholder approval of changes to our remuneration arrangements on 17 December 2009, Macquarie now invests a significant proportion of employees' annual retained profit share in the MEREP. Staff promoted to Director level effective 1 July 2010 will also be granted equity awards under the MEREP. To date, the Macquarie shares required for the delivery of MEREP awards have been issued by Macquarie. For the retained profit share and promotion awards for the financial year ended 31 March 2010, the required shares will be bought on-market, except for the proposed MEREP awards for the Managing Director which are subject to shareholder approval. Shareholder approval for the Managing Director's MEREP awards will be sought at the 2010 Macquarie Group AGM in July.

Refer to the **Remuneration approach** for further information on Macquarie's remuneration arrangements.

Our people

Our culture and people ensured our successful navigation of the events of the past two years and remain the foundation for the continued success of our business. As a result of a number of acquisitions and the selective hiring of individuals and teams during the year, staff numbers increased by 15 per cent from 12,716 at 31 March 2009 to over 14,600 at 31 March 2010. Notable staff increases related to the acquisitions of Delaware and Blackmont, which brought respectively approximately 520 and 410 new staff to Macquarie.

As global conditions continue to improve and financial services firms seek to secure experienced staff, the importance of attracting and retaining high-quality people is paramount. A key factor in Macquarie's long-term growth has been its ability to attract and retain high-quality staff while aligning the interests of shareholders and staff through performance-based remuneration.

At a general meeting in December 2009, shareholders overwhelmingly approved changes to Macquarie's remuneration arrangements, which reflect global remuneration and regulatory trends, while remaining consistent with Macquarie's long-standing approach.

Refer to the **Remuneration approach** for further information on Macquarie's remuneration policies and practices.

Board and management

David Clarke resumed full duties as Chairman of Macquarie on 31 August 2009 after a leave of absence, while Acting Chairman Kevin McCann resumed his role as Lead Independent Director of the Board.

Michael Hawker was appointed to the Board as an Independent Non-Executive Director on 22 March 2010. Michael has extensive financial services industry experience, including senior management roles with Citibank, Westpac and as Chief Executive Officer and Managing Director of Insurance Australia Group. He is also a Director of Aviva Plc, the largest insurance services provider in the UK.

As stated in the interim report, Laurie Cox retired in July 2009 after six years as an Executive Director and 13 years as a Macquarie Board member. Stephen Allen became Head of Risk Management Group in November 2009, following Nick Minogue's retirement.

Outlook

While market conditions continue to improve, continuing uncertainty makes forecasting difficult.

Subject to market conditions, for the year to 31 March 2011 we currently expect improved operating results on the prior year for all of our businesses.

The income statement for the year to 31 March 2011 is likely to be characterised by fewer one-off items as seen in the second half of this year: a compensation ratio consistent with historical levels, continued higher cost of funding reflecting market conditions and high liquidity levels including the recent CMT/CMA initiative.

The balance sheet in the 31 March 2011 financial year is likely to be characterised by high cash balances as a result of the CMT/CMA initiative, which we anticipate will continue to be deployed across the businesses, and a level of equity investments at or below existing levels.

In addition to market conditions, the result for the year to 31 March 2011 remains subject to a range of other challenges including: increased competition across all markets; the cost of maintaining our continued conservative approach to funding and capital and proposed regulatory reform which has the potential to impact flows to capital markets.

Over the medium term, we remain well placed due to the global depth and reach of our businesses, the diversification of our business mix, our strong committed team with interests aligned to shareholders, our strong balance sheet, capital and funding position and effective risk management.

Subject to the continuation of increasing economic activity across major markets, we expect continued growth in revenue and earnings across most businesses over time and continued growth in our businesses driven by further expansion of our strong client franchise.



David S. Clarke, AO
Chairman



Nicholas Moore
Managing Director and
Chief Executive Officer

Sydney
29 April 2010

Taking our Asia-Pacific expertise to the rest of the world

- Over 9,700 staff across 26 Asia-Pacific locations
- Over 65 per cent of operating income generated in the region
- Research coverage of over 1,200 Asia-Pacific stocks – one of the largest in the region
- One of the largest dedicated equities sales teams in the region
- Maintain No.1 ASX market share for cash equities[1]
- A leading issuer of equity derivative products in the Hong Kong market
- No.1 market share for listed warrants in Singapore and Korea and a top three position in HK
- A leading M&A adviser across the region
- Top two position in Hong Kong IPOs since 2008[2]

As the Asia-Pacific region continues to drive global economic growth, Macquarie is uniquely placed to source opportunities for our global clients and investors and to assist Asia-Pacific businesses looking to expand both within and outside the region. As a major financial services institution in the region, we have developed leading positions in equities research, distribution and sales, equity derivatives, advisory and equity capital markets, while building activities in corporate banking, foreign exchange, trading services and private wealth management. With strong relationships across the region, we are using our deep experience and local knowledge of the region to facilitate cross-border transactions, providing a bridge between Asia-Pacific and the rest of the world.

[1] Institutional and retail combined.
[2] By transaction number. Source: Bloomberg, Dealogic.

Macquarie's Asia-Pacific business has been developed over 40 years. Commencing operations in Australia in 1969, we developed full-service capabilities in this market before expanding our operations into Hong Kong in 1994, China in 1995 and India in 2005. We have built a presence of over 9,700 staff across 26 Asia-Pacific locations, representing over 65 per cent of our total staff. We offer a comprehensive range of banking, financial, advisory, investment and funds management services across a broad range of sectors with a focus on our global specialty areas of resources and commodities, energy, financial services, infrastructure and real estate. Today, over 65 per cent of our operating income comes from the Asia-Pacific region.

Our growth in the region reflects the long-term evolution of our business and our ability to capture opportunities as market cycles change. The 2004 acquisition of ING's Asian cash equities business provided a solid platform for growth and in the ensuing six years we have built a significant presence in the region. Our research coverage of over 1,200 stocks is one of the largest in the Asia-Pacific region. We also have one of the largest dedicated equities sales teams in the region. We are a leading issuer of equity derivative products in the Hong Kong market, while we hold the largest market share for listed warrants in Singapore and Korea and a top three position in Hong Kong. In Australia we maintain the number one position for ASX market share in cash equities.

The expansion of our cash equities capabilities in North America and Europe, combined with the recent acquisitions of Fox-Pitt Kelton Cochran Caronia Waller, Tristone Global Capital and Sal. Oppenheim, enables us to facilitate opportunities and provide products for Asian investors outside their local region. In this regard, we are increasingly seen as a global broker with strong Asia-Pacific foundations.

Our record of transactions in the region reflects our strong relationships with Asia's most prestigious corporations. Macquarie has been bookrunner to some of the largest initial public offerings (IPO) in Hong Kong in the last two years, including the $US4.0 billion China Minsheng Bank and the $US1.3 billion China Zhongwang Holdings offerings. We have also led the largest IPO in Australia every year since 2000.

In addition to working on some of the region's most significant transactions, Macquarie has advised on numerous cross-border transactions in and out of the region. In the year to 31 March 2010, we advised leading US waste and environmental services company Waste Management Inc on its first investment in China, the $US142 million acquisition of a 40 per cent stake in Shanghai Environment Group, to pursue waste-to-energy opportunities throughout China. More recently, Macquarie was joint global coordinator and joint



bookrunner for the €105 million IPO of leading Chinese ceramic manufacturer, Joyou AG, on the Frankfurt Stock Exchange, demonstrating our ability to bring product from Asia to European investors, and our ability to tap the world's capital markets for our Asian clients.

Macquarie is a recognised leader in the management of infrastructure assets around the world, building on expertise developed in the Australian market over more than 15 years. In Asia, we are working closely with governments and institutions to assist in the development of the infrastructure required to sustain the region's long-term growth. In the year to 31 March 2010, we entered a joint venture with China Everbright Limited to establish two funds to invest in infrastructure businesses in Greater China, one of which will be open exclusively to foreign investment. A similar infrastructure fund has also been launched in India with the State Bank of India, India's largest commercial bank, and the International Finance Corporation, a member of the World Bank Group, with over $US1 billion of committed equity to date.

Our Fixed Income, Currencies and Commodities Group is also expanding services into Asia. During the year, we began providing corporate banking, foreign exchange and other trading services in Korea, after Macquarie Bank Limited secured a banking licence to establish a branch in Seoul, and commenced a physical oil trading business in Singapore. Recently, we established a foreign exchange business alliance with Sun Hung Kai Forex, an online foreign exchange service provider in Hong Kong.

Macquarie Funds Group signed a Memorandum of Understanding in January 2010 with China Universal Asset Management, a leading Chinese asset manager, to develop fund products for Chinese and global investors.

Our institutional and corporate presence in the Asia-Pacific region is well established and to complement this, more recently, we have focused on developing our retail profile in the region. Our Banking and Financial Services Group has taken its expertise developed in the Australian private wealth sector to Asia and is now providing wealth management products and advice to private investors in India, Singapore and Hong Kong, partnering with established and experienced local operators as appropriate.

The growth of Macquarie's Asia-Pacific business is an important feature of our ongoing evolution. It has provided a platform for our long-term growth as we have adapted expertise developed in this region to service our clients and investors across the globe. As the Asia-Pacific region continues to be a significant contributor to global growth, Macquarie will continue to play an important role in financial services activity across the region.

Regional activity

Australia



- Sponsor, adviser, debt provider and equity underwriter for the $A5.7 billion (net present cost) Victorian Desalination Project, the largest Public Private Partnership undertaken globally since the disruption to global financial markets in 2008
- Continued to be at the forefront of Australian IPOs, leading the largest IPO every year since 2000 and leading all the major IPOs of 2009/10 including carsales.com, Myer, Kathmandu and Miclyn Express Offshore
- A range of listed fund initiatives designed to maximise shareholder value resulted in the internalised management of Macquarie Airports, Macquarie Leisure Trust Group and Macquarie Media Group; the restructure of Macquarie Infrastructure Group into two separate listed infrastructure entities; the takeover of Macquarie Communications Infrastructure Group and the sale of the majority of the Australian core real estate funds management platform
- Maintained number one position for ASX market share in cash equities[1]
- Macquarie Securities Group's (MSG) derivatives business was the leading provider of listed warrants in the Australian market for the year
- The strong performance of many of Macquarie Funds Group's (MFG) managed fund asset classes resulted in good inflows from both institutional and retail investors, particularly in the Fixed Income, Currencies and Commodities and Listed Equities funds
- MFG launched the Macquarie Lifetime Income Guarantee, a longevity risk protection product
- Banking and Financial Services Group (BFS) launched a new online trading platform, Macquarie Edge, in Australia, winning three major industry awards in the first six months of operation
- Macquarie Agricultural Funds Management was awarded Real Asset Manager of the Year
- Corporate and Asset Finance Division (CAF) originated or acquired in excess of $A7.5 billion of corporate debt and lease assets

Asia-Pacific



- Joint lead manager roles for the listing of numerous Chinese companies on the Stock Exchange of Hong Kong, including China Zhongwang, BBMG, Powerlong Real Estate, Shenguan and China Minsheng Bank
- Adviser and debt arranger to Lion Power Holdings for the $S2.35 billion refinancing of Senoko Power's acquisition debt, one of the largest infrastructure financings in Asia-Pacific in 2009
- Adviser on numerous cross-border transactions including Korea's KEPCO on its $C75.4 million acquisition of Canadian uranium producer Denison and Australia's PaperlinX on the sale of its $A760 million paper business to Japan's Nippon Paper Industries
- MSG's cash equities business continued to grow its market share in Hong Kong, Japan, Taiwan and Korea
- MSG's derivatives business was the leading provider of listed warrants in Singapore and Korea for the year and held the number three market share position in Hong Kong
- Fixed Income, Currencies and Commodities' (FICC) Energy Markets Division commenced a physical oil trading business in Singapore, operated by a newly hired team with a range of proven trading strategies based on low risk intermediation and client service within the global oil trading value chain
- Macquarie Bank Limited Seoul Branch was established, providing corporate banking, foreign exchange and other trading services to corporate and institutional clients
- MFG signed a Memorandum of Understanding with leading Chinese asset manager, China Universal Asset Management, in January 2010 to develop fund products for Chinese and global investors
- BFS launched a Global Franchise Service in India in conjunction with joint venture partner, Religare. This discretionary investment management service provides investors with access to three investment strategies, covering absolute return, cash and co-investment opportunities
- Religare Macquarie Private Wealth was named the Indian Private Banking International Global Wealth Association's Most Exciting Wealth Management Model
- Macquarie Central Office Corporate Restructure-Real Estate Investment Trust Co. sold its single managed asset, the Kukdong building in Seoul for $A300 million to GE NPS REIT
- City Apartments, a residential complex in Shanghai, was sold to a Hong Kong-based investor for RMB270 million

[1] Combined institutional and retail.

The Americas 	Lead manager roles in numerous financings for Canadian resources companies on the Toronto Stock Exchange, including Consolidated Thompson Iron Mines, Result Energy (and its predecessor TriStar Oil & Gas), Gleichen Resources, Ivanhoe Energy and Colossus Minerals
	First close of Macquarie Mexican Infrastructure Fund (MMIF) with initial commitments of MXN5.2 billion ($A455 million). MMIF is Macquarie's first managed fund in Latin America and the first peso-denominated fund solely focused on investment opportunities in Mexican infrastructure projects
	Acquisition and integration of Tristone Global Capital Inc, an independent energy advisory firm providing fully integrated corporate finance, acquisitions and divestitures, equity capital markets and sales, trading and research services
	Acquisition and integration of Fox-Pitt Kelton Cochran Caronia Waller (FPK), a leading equity sales and trading, research, advisory and capital markets team focused on the financial services sector
	The US cash equities business experienced strong growth in secondary market commissions. It was awarded a lead manager role on Broadwind's $US100 million US public offering in January 2010
	The Canadian cash equities business experienced strong growth in market share and increased ECM activity
	FICC's Credit Trading Division expanded its services to include client sales and trading, while broadening the product mix in high yield and distressed corporate and securitised debt securities
	Acquisition of substantially all of the wholesale electric marketing and trading portfolio of Integrys Energy Group's non-regulated subsidiary, Integrys Energy Services
	FICC's Metals and Energy Capital Division established a presence in Toronto, Canada
	Acquisition of Delaware Investments, a US-based diversified asset manager, completed in January 2010 and launch of first fund post acquisition, the Delaware Macquarie Global Infrastructure Fund
	MFG expanded its structured fund solutions capability with the hire of senior executives in the US to lead the global expansion of the business
	Acquisition of Blackmont Capital, a Canadian full-service wealth management and investment provider
	Record origination volumes for the Canadian Mortgages business
	CAF acquired the Technology Services Division of Relational Technology Services and integrated it into its existing US IT leasing business
Europe, Middle East and Africa 	Joint bookrunner for the IPO of Chinese ceramic producer, Joyou, on the Frankfurt Stock Exchange, the first Chinese company to float in Germany in 2010
	Adviser to Singapore Technologies Telemedia on the privatisation of Eircom Holdings, owner of a 57.1 per cent stake in Ireland's incumbent telecommunications provider, Eircom
	First close of Macquarie Renaissance Infrastructure Fund (MRIF), with initial commitments of $US530 million. MRIF is the first major private fund dedicated to investing directly in infrastructure in Russia and other key CIS markets
	First close of African Infrastructure Investment Fund 2 (AIIF2) with initial commitments of approximately $US320 million. The fund will focus on making equity investments into a diversified portfolio of infrastructure assets located in Africa
	FPK acquisition (for detail refer to the Americas)
	MSG's European and South African cash equities businesses experienced strong growth in secondary market commissions
	Acquisition of Sal. Oppenheim's cash equities and equity derivatives businesses (completed April 2010), broadening MSG's pan-European equities operations
	FICC's Emerging Markets Division established emerging market operations in London, expanding its operations to provide a full suite of services to European institutional and local market participants
	FICC's Credit Trading Division expanded its operations into Europe by establishing a presence in London
	MFG launched three funds focused on emerging markets, emerging markets infrastructure and agricultural commodities that meet UCITS[1] requirements for Europe and Asia
	BFS launched a premium platform service in the UK to support professional financial planners in providing services to their clients. The first funds have been lodged on the platform
	CAF funded approximately $A1.8 billion of corporate debt and leasing opportunities

[1] Undertaking for Collective Investment in Transferable Securities.

About Macquarie

Macquarie is a global provider of banking, financial, advisory, investment and funds management services. Macquarie's main business focus is making returns by providing a diversified range of services to clients. Macquarie acts on behalf of institutional, corporate and retail clients and counterparties around the world.

Macquarie has five operating groups and two divisions within which individual businesses operate. Businesses specialise in defined product or market sectors and work in close co-operation. Great emphasis is placed on a client's relationship with Macquarie as a whole.

Three service groups provide the framework, infrastructure and support which enable the operating groups to function.

Management approach

Macquarie's strength lies in its unique structure and management style which enables businesses to exercise significant operating freedom balanced by limits on risk and the adherence to professional standards. Macquarie's management approach fosters an entrepreneurial culture among staff.

Strong prudential management is fundamental to this approach. Central management focuses on risks to Macquarie which may arise from market and industry influences and on issues of medium and long-term significance.

Other core elements of Macquarie's approach are:

- the encouragement of high ethical and professional standards
- commitment to clients
- commitment to growth
- the recruitment, retention and motivation of quality staff
- the alignment of staff rewards with those of shareholders
- transparent and comprehensive reporting including financial reporting and risk reporting.



Macquarie Group Limited Board of Directors
Macquarie Group Limited Managing Director and CEO
Nicholas Moore
Non-Operating Holding Company (NOHC)
Non-Banking Group business
Banking Group business
Central functions
Macquarie Bank Limited Board of Directors
Macquarie Bank Limited Managing Director and CEO
Macquarie Group Limited Deputy Managing Director
Richard Sheppard
Macquarie Capital
Michael Carapiet
Macquarie Securities Group
Roy Laidlaw
Fixed Income, Currencies and Commodities Group
Andrew Downe
Banking and Financial Services Group
Peter Maher
Macquarie Funds Group
Shemara Wikramanayake
Corporate and Asset Finance Division
Garry Farrell
Real Estate Banking Division
Matthew Banks
Risk Management Group
Stephen Allen, CRO
Corporate Affairs Group
Greg Ward, CFO
Information Technology Group
Nigel Smyth, CIO

Key services offered by operating groups and divisions

Macquarie Securities Group
- Institutional cash equities
- Derivatives DeltaOne Trading
  - Institutional and retail derivatives
  - Corporate Action trading
  - Arbitrage trading
  - Synthetic products
  - Global Securities Finance
    - Capital management, collateral management and securities borrowing and lending

Macquarie Capital
- Corporate finance, including advisory
- Equity capital markets
- Debt structuring and distribution
- Alternative asset funds management
- Private equity placements
- Principal products

Macquarie Funds Group
- Management of funds in:
  - Equities
  - Fixed income, currency and commodities
  - Infrastructure securities
  - Real estate securities
  - Private equity and hedge fund of funds
- Affiliated managers
- Investment solutions and sales

Fixed Income, Currencies and Commodities Group
- Energy markets
- Metals and energy capital
- Credit markets
- Agricultural commodities
- Foreign exchange
- Debt markets
- Emerging markets
- Futures

Banking and Financial Services Group
- Financial advice
- Cash management services
- Wealth management and private banking
- Full-service broking
- Mortgages
- Life insurance
- Business banking
- Investment products
- Administrative and portfolio services

Corporate and Asset Finance Division
- Structured corporate debt financing
- Acquisition of secondary market corporate debt
- Equipment leasing
- Specialised asset finance
- Asset lifecycle services
- Equipment trading and remarketing

Real Estate Banking Division
- Real estate funds management
- Real estate investment
- Real estate development and asset management
- Real estate project and development financing

Operating group and division contribution to profit

	2010		2009	
	Net profit contribution ($Am)	**Contribution to profit (%)**	Net profit contribution ($Am)	Contribution to profit (%)
Macquarie Securities Group	**580**	**23**	275	40
Macquarie Capital	**657**	**26**	257	36
Macquarie Funds Group	**95**	**4**	45	6
Fixed Income, Currencies and Commodities Group	**827**	**33**	509	74
Banking and Financial Services Group	**261**	**10**	(99)	(14)
Corporate and Asset Finance Division	**264**	**10**	66	10
Real Estate Banking Division	**(152)**	**(6)**	(362)	(52)

Operating groups and divisions
Macquarie Securities Group



- 1,670 staff
- Eighth largest broker based on global stock coverage
- 2,700+ stocks covered globally
- No.1 cash equities market share in Australia (including retail)
- No.1 warrants market share in Australia, Korea and Singapore, No.3 in Hong Kong

A global equities specialist offering unique insights into energy, resources, commodities, infrastructure, real estate, quant and financial institution group sectors

Macquarie Securities Group (MSG) contributed $A580 million to Macquarie's total profit from operating groups for the year to 31 March 2010. This was an increase of 111 per cent on the prior year. It generated operating income of $A1,480 million, an increase of 10 per cent on the prior year.

The contribution from the **Cash Division** was 90 per cent up on the prior year. Secondary market commissions were up on the prior year with increased contributions from the US and European platforms from organic growth as well as the acquisitions of Fox-Pitt Kelton Cochran Caronia Waller (FPK) and Tristone Global Capital offset by the stronger Australian dollar. The business maintained its number one ranking[1] in market share in Australia and continued to grow market share in other regions. Equity capital market (ECM) fees were up on the prior year given the significant increase in the number of capital raisings, particularly in Asia, Australia and Canada.

The **Derivatives DeltaOne Trading Division** result was 483 per cent up on the prior year due to improved trading conditions and an increase in product volumes, albeit from a low base.

During the year, MSG continued to grow its global platform both organically and via a number of acquisitions. The business took the opportunity to hire individuals and teams of people, particularly in the US and Europe, bringing both expertise and important regional relationships to Macquarie's growing equities franchise.

On 1 December 2009, MSG completed the acquisition of FPK. The acquisition has enhanced Macquarie's global financial institutions (FIG) specialist group capability and boosted Macquarie's standing with financial institutions and corporates around the world, adding deep sector expertise in the US and Europe to complement Macquarie's well-established FIG position in the Asia-Pacific region. The acquisition has increased the access and reach of our equity offering to institutional clients, growing our FIG research coverage to approximately 765 stocks globally.

On 6 April 2010, post balance date, MSG completed the acquisition of two separate businesses of German private bank Sal. Oppenheim jr. & Cie. KGaA that were announced during the year:

- The cash equities business which comprises equities research, sales, trading and execution functions focused on Continental Europe, with particular strength in Germany. The acquisition broadens our pan-European business, bolstering our presence in key European markets and complementing existing operations.

[1] Combined institutional and retail market share.


cent of market capitalisation covered by
research analysts
New Zealand
Australia
Indonesia
Malaysia
Singapore
Philippines
India

– The equity derivatives and structured products business which complements Macquarie's existing Asian derivatives operation and adds a wider set of products to its growing European business. The acquisition brings more than 90 new staff to Macquarie, based in Switzerland and Germany. The business has market making and issuance operations on exchanges in Germany, Switzerland, Austria and Italy.

These acquisitions take Macquarie's research coverage to around 2,700[1] stocks globally. It also places Macquarie in eighth position in terms of global research coverage.

Outlook

Subject to market conditions, MSG currently expects its result for the year to 31 March 2011 to be up on the prior year.

We expect improved market conditions to provide good growth opportunities for the Cash Division, although we expect a lower level of Australian ECM activity.

Overall the group sees good growth opportunities in the medium to long term. Our vision is to be seen increasingly as a global broker with strong Asia-Pacific foundations. We will seek to maintain our number one ranking in market share for cash equities in Australia and continue to grow market share in other markets.

We expect volumes for the Derivatives DeltaOne Trading Division to increase and for trading conditions to continue to improve. The business is looking to maintain its leading positions and market share ranking for its warrants products in Australia, Hong Kong, Korea and Singapore. The business will pursue new opportunities including the development of an Indian derivatives business. It will continue to grow the derivatives business in South Africa and maintain a focus on providing its global institutional derivatives platform to clients across the globe.

The group will also continue to consider strategic acquisition opportunities in each region.

About Macquarie Securities Group

The **Cash Division** operates as a full-service institutional cash equities broker in the Asia-Pacific region. In the rest of the world it operates as a specialised institutional cash equities broker. It provides ECM products and services through a joint venture with Macquarie Capital Advisers.

The **Derivatives DeltaOne Trading Division** combines the group's institutional and retail derivatives, structured equity finance, arbitrage trading, synthetic product businesses and global securities finance. Global securities finance includes capital management (cash and liquidity management and interest rate and foreign exchange hedging), collateral management and securities borrowing and lending.

During the year, MSG continued to grow its global platform both organically and via a number of acquisitions. The business took the opportunity to hire individuals and teams of people, particularly in the US and Europe, bringing both expertise and important regional relationships to Macquarie's growing equities franchise.

The recent acquisitions of FPK and Sal. Oppenheim's cash equities business takes Macquarie's global research coverage to approximately 2,700[1] stocks. This places Macquarie in eighth position in terms of global research coverage.

[1] Includes stocks to be initiated under Macquarie following Sal. Oppenheim acquisition.

Operating groups and divisions
Macquarie Capital



- 2,140 staff
- Specialist in infrastructure, FIG, real estate, industrials, TMET and resources
- Leading Asia-Pacific ECM house
- Expanding advisory and ECM capabilities across Canada, the US, UK, Germany, and South Africa
- $A96 billion of alternative assets under management across 100 businesses

An integrated global mergers and acquisitions, debt capital markets, equity capital markets and principal investing platform

Macquarie Capital contributed $A657 million to Macquarie's total profit from operating groups for the year to 31 March 2010. This was an increase of 156 per cent on the result achieved in the prior year. It generated operating income of $A1,689 million, an increase of 11 per cent on the prior year. The improved result was largely attributable to the completion of a number of listed fund initiatives partially offset by lower advisory revenue.

Despite market conditions, we advised on 448 transactions valued at $A121 billion. Equity under management (EUM) declined 28 per cent from $A53.3 billion at 31 March 2009 to $A38.6 billion at 31 March 2010 and assets under management (AUM) decreased 40 per cent from $A159.5 billion to $A96.5 billion. The declines in AUM and EUM were primarily driven by the implementation of strategic initiatives in Macquarie Capital managed ASX-listed funds and the strengthening in the Australian dollar.

Macquarie Capital Advisers

As outlined in the Regional Activity section of this report, Macquarie Capital Advisers advised on a number of significant transactions. Other significant roles included:

- Adviser to Goodman Group on its recapitalisation including $A4.1 billion debt restructuring, $A1.3 billion equity raising and $A500 million hybrid securities issued to China Investment Corporation
- Joint global coordinator and joint underwriter for Rio Tinto's global $US15.2 billion renounceable rights issue
- Financial adviser to Cintra and Meridiam Infrastructure on the $US2 billion North Tarrant Express managed lanes project in Texas, US
- Co-financial adviser to Bouygues Construction and Meridiam Infrastructure, arranging $US723 million of debt on the Port of Miami Tunnel and Access Improvement Project in Miami, US
- Adviser to Bakwena Platinum Corridor Concessionaire on its ZAR3.5 billion toll road refinancing in South Africa
- Adviser to Inexus, a UK gas and electricity distribution business, on the restructuring of its debt facilities
- Adviser to Bord Gáis Éireann, a leading Irish energy provider, on the €500 million acquisition of SWS Natural Resources, one of the largest wind generators in Ireland
- Adviser to Viterra on its $A1.6 billion acquisition of ABB Grain and underwriter for its $A511 million equity raising
- Adviser to Transpacific Industries Group on its $A801 million recapitalisation and $A2.3 billion debt refinancing
- Joint structuring adviser and joint lead manager for the $A2 billion PERLS V hybrid issue by CBA
- Joint financial adviser, lead manager and underwriter for the $A8.9 billion recapitalisation and restructure of Prime Infrastructure
- Adviser to Younghwa Engineering on the sale of Younghwa Engineering to MBK Partners in Korea
- Joint lead manager for ANZ's $A2 billion CPS2 capital raising
- Adviser to Eldorado Gold Corporation on its $C2.4 billion cross-border acquisition of Sino Gold Mining Limited
- Joint global coordinator and lead arranger on the $US1.6 billion takeover and IDX-listing of BUMA, Indonesia's second largest mining contractor
- Adviser to TriStar Oil & Gas on its $C2.7 billion strategic combination with Petrobank Energy & Resources
- Joint lead manager and underwriter to Mirvac Group on its $A1.1 billion capital raising, and joint financial adviser on its acquisition of the $A814 million Mirvac REIT




中国民生银
MINSHENG
BANKING



— Adviser to Central Pattana Public Company, a leading developer and manager of retail and commercial properties in Thailand, on a THB5.7 billion real estate investment

— Adviser to Rio Tinto on the proposed Western Australian iron ore joint venture with BHP Billiton.

The acquisitions of specialist firms, Tristone Global Capital Inc and Fox-Pitt Kelton Cochran Caronia Waller (FPK), have enabled Macquarie Capital to deepen its expertise in resources and financial institutions advisory respectively.

Macquarie Capital Funds
Macquarie Capital Funds continued to grow its unlisted funds management business, launching new funds in Russia, Mexico and Africa. During the year, Macquarie Capital Funds raised $A3 billion of fund and consortia equity, bringing the equity available for investment to $A7 billion.

Several ASX-listed fund initiatives aimed at closing the gap between listed market prices and directors' valuations were completed. These initiatives resulted in the internalised management of Macquarie Airports, Macquarie Leisure Trust Group and Macquarie Media Group, the restructure of Macquarie Infrastructure Group into two separate listed entities, the takeover of Macquarie Communications Infrastructure Group by the Canadian Pension Plan Investment Board and the sale of the majority of our Australian core real estate funds management platform to Charter Hall.

Outlook
Subject to market conditions, Macquarie Capital expects its result for the year to 31 March 2011 to exceed the prior year, with reasonable activity expected in the Asian, US, Canadian and Australian markets, albeit a likely lower level of Australian equity capital markets. Growth prospects for our Europe, Middle East and African businesses are promising as economic activity in this region is expected to improve. Our alternative asset funds strategy will be to focus on unlisted fund raisings and continued expansion into new geographies and sectors.

About Macquarie Capital
Macquarie Capital includes Macquarie's corporate advisory, equity underwriting and alternative asset funds management businesses.

Macquarie Capital Advisers provides advisory and capital raising services to corporate and government clients involved in public mergers and acquisitions, private treaty acquisitions and divestments, debt and equity fund raising and corporate restructuring.

Advisory activities are aligned into industry groups, reflecting key areas of expertise in infrastructure and utilities, resources, telecommunications, media, entertainment and technology (TMET), real estate, industrials and financial institutions.

Macquarie Capital Advisers also encompasses **Macquarie Capital Funds** which manages a range of alternative asset funds, including infrastructure and real estate funds.

Macquarie Capital acted as joint lead manager on the $US4.03 billion initial public offering (IPO) of China Minsheng Bank in Hong Kong. The IPO was both the largest in Hong Kong and the second largest globally in 2009.

This transaction demonstrates the strength of Macquarie Capital's team in Asia, which has also recently been involved in the Hong Kong listing of numerous other Chinese companies including China Zhongwang, BBMG, Powerlong Real Estate and Shenguan.

In addition, it highlights the growing strength of Macquarie Capital's financial institutions team which has been further bolstered by the recent acquisition of specialist firm FPK.

Operating groups and divisions
Macquarie Funds Group



- 1,090 staff
- Over $A200 billion of assets under management
- Experienced funds management franchise, particularly in the Australian and US markets
- Strength and discipline of an institutional manager with the responsiveness and innovation of a boutique

A strong, established funds management franchise with over $A200 billion in assets under management

Macquarie Funds Group (MFG) contributed $A95 million to Macquarie's total profit from operating groups for the full year to 31 March 2010. This was an increase of 111 per cent on the prior year. It generated operating income of $A427 million, an increase of 27 per cent on the prior year. The result was driven by ongoing base management fee revenue, gains on seed capital positions due to strong investment performance, a lower cost base, and the three month contribution from Delaware Investments (Delaware). The acquisition of Delaware, a US-based diversified asset manager, was completed in January 2010.

Total assets under management (AUM) increased from $A49.7 billion at 31 March 2009 to $A209.9 billion at 31 March 2010.The increase was largely a result of the Delaware acquisition, which contributed $A151.1 billion of AUM at 31 March 2010. The group also experienced inflows into institutional cash, fixed income and equities products combined with rising asset values contributing $A9.1 billion to the increase in AUM.

The strong performance of many of MFG's managed fund asset classes resulted in inflows from both institutional and retail investors. In particular, good inflows were experienced into the Fixed Income, Currency and Commodities and Listed Equities funds.

The addition of Delaware enhances MFG's global product development and distribution capabilities. In the short period since acquisition, MFG has launched the Delaware Macquarie Global Infrastructure Fund which combines Delaware's US distribution platform with MFG's infrastructure investment expertise. Further, the US asset management distribution teams of the two businesses have now been brought together under the stewardship of Delaware's Head of Distribution. Delaware's capabilities have also been added to MFG's offering to investors in Australia, Asia and Europe.

MFG's Investment Solutions and Sales Division (ISS) continued to develop and offer fund-based structured products for retail and institutional investors. The division capitalised on market conditions during the year, augmenting its structured product offering and enhanced its capabilities in the US market with the hire of a number of experienced senior executives. During the period, ISS successfully launched a new generation of capital protected investment products, with capital protection annually rather than only at maturity, and launched the Macquarie Lifetime Income Guarantee Policy, a longevity risk protection product.

Outlook

The recovery in investor sentiment has resulted in increased fund flows from both retail and institutional investors. We expect strong performance across MFG's various products to provide continued growth in AUM. We also expect a substantially greater contribution from Delaware in its first full year of operation within MFG. Subject







Assets under management by asset class
Listed Equities
Fixed Income, Currency and Commodities
Infrastructure Securities
Structured Products
Real Estate Securities
Private Equity Fund of Funds
Fund of Hedge Funds
Delaware – US Equity
Delaware – US Fixed Income
Delaware – Global Equity
Delaware – Global Fixed Income

to market conditions, the group expects the result for the year ending 31 March 2011 to be well up on the prior year.

The group will also continue to consider strategic acquisition opportunities, particularly in the larger capital markets.

About Macquarie Funds Group

The **Equities Division** operates in Australia, Asia and the US and manages assets across the full spectrum of domestic and international funds. Its investment process has evolved to become a fusion of quantitative and fundamental strategies. The division offers a range of products including High Conviction, Global Thematic, Asian & Emerging Markets and a wide range of hedge funds.

The **Fixed Income, Currency and Commodities Asset Management Division** operates in Australia, the US and the UK and is one of Australia's largest cash and fixed income managers. This division manages a range of fixed income products, along with currency products spanning from passive to dynamic, commodities and an active hedge fund.

The **Infrastructure Securities Division** operates in Sydney and New York and is a market leader in the management of global and emerging market listed infrastructure securities.

The **Real Estate Securities Division** offers investment solutions managed by a dedicated and experienced global real estate securities team with operations in the US, Europe, Asia and Australia.

The **Fund of Funds Division** provides innovative fund of private equity funds and fund of hedge funds products using a disciplined and extensive investment process designed to provide a risk-controlled, professionally managed portfolio with diversified exposure to high quality funds.

The **Investment Solutions and Sales Division** specialises in providing a range of market-leading investment solutions to clients. The division structures and distributes Macquarie Funds products independently and through joint ventures globally. The division also provides leverage solutions to clients across a range of underlying asset classes including funds of hedge funds.

Macquarie **Affiliated Managers** specialises in growing the asset management business through acquisitions of, and partnerships with, external asset managers. It pursues strategic acquisitions which can extend the footprint of Macquarie's broader securities asset management capabilities, as well as the purchase of controlling stakes in specialist managers that it believes can benefit from an affiliation with Macquarie. Delaware, which was acquired in January, is part of this business. Additionally, Affiliated Managers has an interest in a specialist energy asset manager in Korea.

MFG has over $A200 billion in AUM across a broad range of asset classes. The acquisition of Delaware, a US-based diversified asset manager with $A151.1 billion in AUM, was completed in January 2010. The business launched its first product post acquisition in January, the Delaware Macquarie Global Infrastructure Fund, which combines Delaware's US distribution with MFG's infrastructure investment expertise.

Operating groups and divisions
Fixed Income, Currencies and Commodities Group



- 880 staff
- Global commodity markets specialist
- Growing participant in the US corporate debt market
- Leading arranger and placement agent in Australian primary debt markets
- Top five physical gas marketer in North America

A specialist in global fixed income, currency and commodity markets offering trading, sales, research and tailored price risk management solutions to financial institutions, market participants and significant commodity producers and consumers

Fixed Income Currencies and Commodities Group (FICC) contributed $A827 million to Macquarie's total profit from operating groups for the year to 31 March 2010. This was an increase of 62 per cent on the prior year, with all operating divisions profitable. It generated operating income of $A1,480 million, an increase of 43 per cent on the prior year.

Metals and Energy Capital was a strong contributor for the year experiencing continued improvement in trading conditions, successful asset realisations and the benefits of a return to more normal market conditions in the project finance sector.

Energy Market Division's result was driven by strong performance of the US and UK energy operations, including the European utilities offering and growth of the global coal business. During the year the business experienced generally low volatility and mixed market liquidity. However, more recently energy market conditions have shown signs of improvement.

Debt Markets (which post balance date has merged with the Foreign Exchange Division to become *Fixed Income and Currencies Division*) made a strong contribution. Improving Australian debt market conditions supported increased debt market activity.

The contribution from **Foreign Exchange** (FX) was well down on the record result achieved in the prior year. A significant reduction in both volatility and turnover in global foreign exchange markets during the year impacted all FX market participants. The strong Australian dollar placed additional downward pressure on the division's result.

The **Credit Trading Division** achieved an outstanding result in its first full year as an operating division within FICC. This result was driven by selective product expansion, the extension into client sales and trading, and the rally in credit markets.

The **Emerging Markets Division** made a strong contribution for the year, its first as a full operating division. Its performance was underpinned by increased client activity, expansion of emerging market products and services and its geographical expansion into the US and Europe.

The result from **Agricultural Commodities** was up on the prior year, reflecting a strong contribution from agricultural over-the-counter products, particularly in the Americas, and the freight business made a solid contribution.

The contribution from **Futures** was broadly in line with the prior year, with exchange volumes recovering, albeit in an inconsistent manner.

Notable activity during the year included:

- extension of the US credit trading business to include client sales and trading and expansion into the UK
- the acquisition of substantially all of the wholesale electric marketing and trading portfolio of Integrys Energy Group
- selective expansion of energy markets and regions traded including European and UK power markets
- broadening emerging markets services to European market participants
- growth in physical shipping and freight capabilities
- expansion into Korea and early stage build out of FICC's strategy for Asia.

Outlook

FICC will continue to focus on growth across its key markets in core geographic regions and protecting the market share of its more mature, domestic businesses. FICC expects continued improvement in market conditions with a strong return of competitors across many market segments accompanying the improved confidence in markets generally.


High yield credit index full year

The group expects its result for the year to 31 March 2011 to be moderately up on the prior year as it continues to invest in organic growth initiatives.

About Fixed Income, Currencies and Commodities Group

The **Energy Markets Division** provides risk management solutions to energy producers, consumers and investors across a broad range of products and acts as a trading intermediary in gas and power in the US and Europe.

The **Credit Trading Division** facilitates client transactions with institutional investors and makes markets in secondary trading of and investing in corporate debt securities, credit default swaps, syndicated bank loans, collateralised debt obligations, asset-backed/mortgage-based securities and derivatives of these products.

The **Foreign Exchange Division** provides 24-hour interbank FX services in all currency pairs to institutional clients in Australia and globally and accesses retail FX volumes through service provision to retail platforms.

The **Metals and Energy Capital Division** provides equity and debt finance globally to the metals and energy sector as well as providing trading and hedging services to the base and precious metals sectors.

The **Agricultural Commodities Division** provides risk management, structured financing and physical commodity solutions across agricultural commodities globally and selected dry and wet freight routes.

The **Emerging Markets Division** provides a full suite of services to institutional and local market participants in emerging markets globally.

The **Futures Division** provides a full range of broking and clearing services on all major futures exchanges. The division is a leading provider of these services in the Australian market and is pursuing opportunities in offshore markets.

The **Debt Markets Division** (which post balance date has merged with the Foreign Exchange Division to become *Fixed Income and Currencies Division*) arranges and places primary debt for clients and provides secondary market liquidity in government, inflation linked, corporate, global, mortgage and asset-backed securities and provides interest rate derivative structuring and hedging solutions for clients.

The **Central Division** is an incubator for various non-division specific, early-stage or cross-divisional initiatives including Environmental Financial Products, Structured Commodity Finance, new jurisdiction and branch initiatives and joint ventures and alliances.

In the US corporate credit market, participants buy and sell debt securities, usually in the form of bonds.

The US corporate credit market rallied alongside the US equity market for most of the year as illustrated by movement of the S&P500 Index and the CDX High Yield Index, an index over higher yielding, but more risky corporate bonds. As the S&P500 rose, investors stepped in to take advantage of the returns offered by "high yield" or non-investment grade corporate bonds.

FICC's Credit Trading Division has teams based in New York and London focused on opportunities arising from activity in this market.

Operating groups and divisions
Banking and Financial Services Group



- 3,260 staff
- Australia's No.1 full-service retail stockbroker
- Retail deposits of $A15.5 billion
- 863,000+ clients in Australia
- 70,000+ clients internationally
- $A22.5 billion in funds under administration in Macquarie Wrap Solutions

The primary relationship manager for Macquarie's retail client base, providing premium advice, service and products to retail investors through Australia's No.1 full-service retail stockbroker and market leading platforms

Banking and Financial Services Group (BFS) contributed $A261 million to Macquarie's total profit from operating groups for the year to 31 March 2010. It generated operating income of $A1,251 million, an increase of 55 per cent on the prior year, as a result of improving market conditions, growth in client numbers and increased inflows into core products such as cash and wrap.

BFS continued its international expansion with the acquisition of Canadian financial services company, Blackmont Capital Inc (Blackmont). Blackmont is a Canadian full-service wealth management and investment dealer with 410 full-time staff members in 12 offices in five provinces across Canada. This acquisition increased BFS' staff numbers in North America, making it the second largest BFS operation globally with almost 20 per cent of the group's staff now working there. Integration of the business into Macquarie is well advanced and we are ahead of schedule in terms of recruitment of advisers, increase in client assets under management and growth in revenue.

The Business Banking Division launched a Premium Funding venture with the AON Group of Companies in Canada, the UK and Ireland in September. This agreement has significantly extended Business Banking's Premium Funding footprint in these markets and reinforced Macquarie's commitment to the Canadian premium finance market.

The group also launched a premium platform service in the UK to support professional financial planners in providing services to their clients.

The cash businesses continued to perform strongly with retail cash deposits increasing from $A13.4 billion at 31 March 2009 to $A15.5 billion at 31 March 2010. Over the same period, the Cash Management Account (CMA) increased from $A170 million to $A3.6 billion, driven by tailored offerings with competitive interest rates.

Funds under administration in Macquarie Wrap reached $22.5 billion at 31 March 2010, up from $17.5 billion at 31 March 2009.

Macquarie Life Inforce risk insurance premiums increased 103 per cent on the prior year and, for the second consecutive year, Macquarie Life was awarded Five Star status in the 2009 WA Taylor Intermediary Study which surveys 1,000 advisers' satisfaction levels in the life insurance market.

Overall, BFS client numbers increased nine per cent to 863,000 with good growth in Macquarie Cards client numbers. International client numbers reached 70,000 post the acquisition of Blackmont.

Based on market share and trading volumes, Macquarie Private Wealth again held the number one position for full-service retail stockbroking[1].

In August, BFS launched its new online trading platform, Macquarie Edge, a web-based service tailored for the increasing number of Australians who self-manage their share market trading activity. The site includes a wide range of news and analyst commentary, company profiles and access to Macquarie research.

Macquarie Professional Series was named Product Distributor of the Year in the 2009 Standard & Poor's (S&P) Fund Awards. S&P also named Macquarie Professional Series manager, Walter Scott & Partners Limited, as the top International Equities – Developed Markets fund for the third consecutive year.

Post balance date, unit holders in the Cash Management Trust (CMT) approved the transfer of funds to the CMA effective 31 July 2010. The balance in the CMT at 31 March 2010 was $A9.5 billion[2].

1 IRESS, consideration traded.
2 Excluding existing amounts held on deposit with Macquarie Bank Limited at 31 March 2010 of $A0.5 billion.


Local expert,
global backing

Outlook
Subject to market conditions, BFS expects its result for the year ending 31 March 2011 to be up on the prior year.

The group will continue to consolidate its businesses to help maintain its leading market position in the advice and intermediary markets. BFS will continue to look for appropriate acquisition and partnership opportunities which offer differentiated wealth management solutions.

Continued international expansion will be a priority for the group with efforts concentrated in North America, Asia and Europe.

BFS will continue to use its acknowledged risk management strengths to respond to impending regulatory changes.

About Banking and Financial Services Group
BFS is the primary relationship manager for Macquarie's retail client base. The group brings together Macquarie's retail banking and financial services businesses, providing a diverse range of wealth management products and services to financial advisers, stockbrokers, mortgage brokers, professional service industries and the end client.

Macquarie Adviser Services manages relationships with external financial intermediaries and provides sales services and product management of in-house and external products.

Macquarie Direct provides a range of consumer and financial products for 154,000 non-advised clients in Australia. This includes self-directed stockbroking through the Edge online trading platform, Macquarie credit cards and cash products.

Macquarie Global Investments provides investment products for retail and wholesale investors globally. The division includes the Macquarie Professional Series, Macquarie Private Portfolio Management and the Macquarie Pastoral Fund.

Macquarie Private Wealth maintains direct relationships with more than 197,000 clients offering a diverse range of services including full-service broking, strategic financial planning, executive wealth management and private banking.

Macquarie Relationship Banking provides innovative banking services to successful small to medium sized businesses, professionals and high net-worth individuals.

BFS North America is responsible for expanding the group's mortgages, banking and premium funding businesses along with the new Macquarie Private Wealth Canada into the North American market.

BFS Europe and Asia is responsible for expanding the group's wealth management business into the Asian, UK and European markets. It has a joint venture agreement with the Indian company, Religare.

BFS introduced
Macquarie's tailored financial advisory services to Canada in January after the newly acquired Blackmont Capital was rebranded Macquarie Private Wealth. A broad advertising campaign including newspaper, magazines and situational media was used to promote Macquarie's retail presence in North America.

The high visibility of the launch campaign resulted in interest from prospective clients and also from advisers seeking information about working at Macquarie Private Wealth.

Corporate and Asset Finance Division

Corporate and Asset Finance Division (CAF) contributed $A264 million to Macquarie's total profit from operating groups for the year to 31 March 2010, an increase of 300 per cent on the prior year. It generated operating income of $A456 million, an increase of 116 per cent on the prior year.

At 31 March 2010, CAF managed a lease and loan portfolio of $A13.6 billion, an increase of 61 per cent from 31 March 2009. The growth in the portfolio was mainly due to the expansion of corporate lending activities and the acquisition of a $A1.0 billion portfolio of Australian auto loans and leases from Ford Credit Australia in October 2009.

The expansion of CAF's corporate lending activities during the year was a response to the dislocation of global credit markets. The scale back of lending activities by other domestic and international financial institutions provided Macquarie with the opportunity to acquire or originate quality corporate loans at attractive net interest margins.

During the year, CAF acquired the Technology Services Division of Relational Technology Solutions (Relational). This business provides IT related services that are complementary to CAF's existing US IT leasing business and expands and further strengthens Macquarie's US IT leasing platform. As part of the agreement, CAF will also manage Relational's existing $US500 million IT lease portfolio.

Post balance date, CAF agreed to acquire an aircraft operating lease portfolio from International Lease Finance Corporation for $US1.7 billion (net of current cash reserves and subject to adjustments). The portfolio consists of 47 modern aircraft on lease to 35 airlines in 27 countries. Completion of the transaction is expected to occur over the remainder of calendar 2010.

Outlook

The CAF Division expects its result for the year ending 31 March 2011 to be significantly up on the prior year. The division will continue to actively seek further acquisition opportunities. It expects continued growth in its existing businesses and further expansion into new geographies and asset classes.

About Corporate and Asset Finance Division

CAF provides innovative and traditional capital, finance and related services to clients operating in selected international markets specialising in leasing and asset finance, offering tailored debt and finance solutions and asset remarketing, sourcing and trading.

Real Estate Banking Division

Real Estate Banking Division's (REB) result for the year to 31 March 2010 was a net loss of $A152 million which was 58 per cent below the loss reported in the prior year. It generated an operating loss of $A100 million, 63 per cent below the operating loss in the prior year. The negative result was largely driven by the recognition of asset impairment losses.

Assets under management decreased by 66 per cent during the year from $A14.8 billion at 31 March 2009 to $A5.0 billion. This was largely due to the strengthening Australian dollar, resulting in lower offshore asset values, as well as write-downs and disposals by some funds.

Outlook

The division will maintain its focus on increasing asset realisations through sales of development projects, and the refinancing of near-term debt maturities. REB expects its result for the year to 31 March 2011 to be up on the prior year.

About Real Estate Banking Division

REB manages real estate balance sheet positions across a number of locations and products. Its operations include real estate development management and funds management, deal sourcing, advisory, structuring and financing, with activities in Australia, Asia, North America, the UK and Africa.

Central functions

The **Corporate Affairs Group** (CAG) provides essential and professional services across all areas of Macquarie. There are 10 divisions in CAG which work together to provide seamless multi-disciplinary support infrastructure tailored to business requirements, while maintaining appropriate levels of risk management, compliance and corporate governance.

The **Finance Division** supports Macquarie's operating groups by providing financial control, financial and capital management, management reporting and budgeting and divisional accounting services. The division is structured along business lines with a dedicated team co-located with, and providing support to, each operating area. In addition, there are central functions such as Group Finance and Global Financial Services that provide services across the whole of Macquarie. Global Financial Services (GFS) has been formed to create a more efficient and scaleable operating model for the service delivery of the division. GFS currently provides a range of services from Sydney and New Delhi.

The **Group Financial Management Division** is responsible for the management of Macquarie's capital position and more generally providing strategic advice and expertise to management in relation to the balance sheet.

The **Settlements Division** is structured to provide independent specialist verification, confirmation and settlement facilities for a variety of products and currencies for many of Macquarie's businesses globally. The division provides a key segregated control function built on strong operational risk management and a control culture that is consistent and resilient.

The **Business Improvement and Strategy Division** offers strategic advice and expertise to all Macquarie and related entities. The division helps businesses to deliver programs for business unit growth and operational effectiveness. It is also responsible for facilitating Macquarie's annual corporate strategy process.

The **Taxation Division** provides taxation support to all areas of Macquarie, managing relationships with revenue authorities worldwide and compliance with taxation legislation.

Group Treasury is responsible for the funding, liquidity and interest rate risk management of Macquarie's balance sheet. In addition, Group Treasury manages Macquarie's liquid asset portfolio and is responsible for managing banking and rating agency relationships.

The **Corporate Communications and Investor Relations Division** (CCIR) actively engages with shareholders, debt investors, investment analysts, governments, media, staff and the wider community to maximise their understanding of Macquarie and to enable Macquarie to understand the expectations of our key stakeholders.

CCIR is responsible for overseeing management of Macquarie's brand and reputation. It also includes the activities of the Macquarie Group Foundation, Macquarie Sports and the Sustainability and Environment Office.

Macquarie aspires to be recognised as the leading employer of the best people in the market. The **Human Resources Division** supports business strategy by seeking to attract, recruit, reward and retain the best employees. To achieve this the division works closely with business groups providing operational and consulting services globally.

The **Business Services Division** comprises Corporate Real Estate, Corporate Risk, Corporate Services, Event Marketing and Strategic Sourcing. The teams have the responsibility for the strategic direction, implementation and ongoing management of Macquarie's workplaces, physical risks and corporate services whilst the strategic sourcing team leverages the Macquarie brand, global presence and spend on goods and services to unlock value from its suppliers and vendors.

The **Company Secretarial Division** provides governance and company secretarial services to Macquarie, including the main Boards of Macquarie, the Board Committees, Macquarie's subsidiary companies and Macquarie's Executive Committee. The division is also responsible for the coordination and administration of Macquarie's share registry arrangements, employee equity plans and Macquarie's global professional risk and general liability insurances.

Information Technology Group (ITG) is responsible for the management of Macquarie's technology infrastructure, the support and development of existing business systems and the delivery and deployment of new systems, technologies and services. It incorporates business-aligned teams which provide dedicated and specialist services to businesses as well as central teams which provide shared services, such as infrastructure, to multiple businesses. The business-aligned teams are often co-located with the business.

ITG supported the integration of businesses including Sal. Oppenheim, Fox-Pitt Kelton Cochran Caronia Waller and Tristone Global Capital as well as the merger of Macquarie Cook Energy in Los Angeles with Macquarie Power to form Macquarie Energy based in Houston.

Other integration programs are part-way through including those for Delaware Investments and Blackmont Capital. ITG also supported five transitions with respect to listed infrastructure funds in Australia. The transitions involved restructure, internalisation or management transfer, with ITG working to ensure transition was smooth and timely for the customers, new management, staff and third parties.

The business-aligned teams implemented a number of significant applications including:

- Calypso: the second phase of the global cash management system implementation delivered major enhancements to support Treasury foreign currency loans and deposits
- Anti-Money Laundering: transaction monitoring and case management capabilities were implemented as part of Macquarie's compliance program.

During the year, ITG was involved in a number of relocations to support the continuing growth of Macquarie:

- a second purpose-built, state of the art, data centre was opened in Sydney. This also enabled the decommissioning of a legacy data centre
- many new technologies, particularly those relating to mobility, were introduced to support Activity-Based Working in Shelley Street and have since been implemented in other global locations
- ITG's offshore centre in the Philippines was relocated to a larger building to accommodate for the growth in staff that provide additional around-the-clock support for Macquarie's information technology systems.

Risk Management Group (RMG) is an independent, central unit responsible for ensuring all risks are appropriately assessed and managed across Macquarie. Its functions include Credit, Prudential, Capital and Markets, Market Risk, Operational Risk, Compliance and Data Policy. The Head of RMG has oversight of Internal Audit jointly with the Board Audit and Compliance Committee (BACC). A full risk management report is contained in the Macquarie Group Limited 2010 Annual Report which is available on Macquarie's website at macquarie.com.au.

Credit minimises the risk of loss arising from failure by counterparties to repay loans or honour contracts. It ensures that the identification and assessment of equity exposure risks is complete.

Prudential, Capital and Markets (PCM) is responsible for ensuring that Macquarie discharges its obligations to the Australian Prudential Regulation Authority (APRA), including compliance with prudential standards and maintaining a constructive relationship with the regulator. PCM also ensures that aggregate risks across all risk types do not exceed Macquarie's economic capability to bear risk and provides prudential oversight over liquidity risk management.

Market Risk constrains the risk of losses on the trading portfolio that may arise from adverse movements in market prices and volatility. It both develops and monitors the framework that constrains these risks.

Operational Risk assesses operational risk from a Macquarie-wide perspective and ensures that an appropriate framework exists to identify, assess and manage operational risk. It is also responsible for Macquarie's operational risk capital measurement methodology.

Compliance assesses regulatory, legal and reputation risks from a Macquarie-wide perspective. It creates Macquarie-wide policies and procedures to manage these risks and monitors and oversees the management of compliance risks by each of Macquarie's businesses.

The **Quantitative Applications Division** (QAD) is responsible for reviewing and approving all derivatives pricing models used within Macquarie's trading systems. In addition, QAD works with businesses to provide solutions to complex financial problems and presents courses internally on quantitative approaches in finance.

Internal Audit provides independent assurance to senior management and the BACC on the adequacy of design and effectiveness of Macquarie's financial and risk management framework.

Data Policy ensures that uniform data standards are adopted across Macquarie so that accurate and reliable information is used for credit monitoring and for regulatory and statistical reporting processes.

RMG's oversight of risk is based on the following five principles:

1. Independence – RMG, which is responsible for assessing and monitoring risks across Macquarie, is independent of the operating areas of Macquarie. The Head of RMG, as Macquarie's Chief Risk Officer, reports directly to the Managing Director and Chief Executive Officer with a secondary reporting line to the Board Risk Committee. RMG approval is required for all material risk acceptance decisions
2. Centralised prudential management – RMG's responsibility covers the whole of Macquarie. Therefore, it can assess risks from a Macquarie-wide perspective and provide a consistent approach across all operating areas
3. Approval of all new business activities – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets without first consulting RMG. RMG reviews and assesses risk and sets prudential limits. Where appropriate these limits are approved by the Executive Committee and the Board
4. Continuous assessment – RMG continually reviews risks to account for changes in market circumstances and developments within Macquarie's operating areas
5. Frequent monitoring – Centralised systems exist to allow RMG to monitor credit and market risks daily. RMG staff liaise closely with operating and support divisions.

RMG provides specific guidance to the Board Remuneration Committee in relation to the risk-adjustment of remuneration.

During the past year, Macquarie's operating groups and divisions took advantage of global growth and transaction opportunities arising from generally improved market conditions. In response to the expansion, RMG increased its staff numbers in relevant offices globally to ensure appropriate resourcing and effective risk oversight. RMG adapted its risk limits structure to effectively support the evolving business activities. In a year where there has been widespread discussion on regulatory frameworks for financial institutions, RMG has also been responsible for coordinating Macquarie's evaluation of these developments and its response.

Macquarie Group Foundation

In the year to 31 March 2010, the Macquarie Group Foundation (the Foundation) maintained its strong level of giving and support of staff activity in the communities in which Macquarie operates. In a period in which not-for-profit organisations around the world faced increasing pressures in attracting funding due to the global economic downturn, the Foundation continued its support of the sector.

In total, the Foundation and Macquarie staff contributed $A22.6 million to more than 900 community organisations globally. This comprised $A15.8 million of Foundation donations and $A6.8 million of Macquarie staff fundraising.

The Foundation continued to support and encourage staff, who acted as volunteers, fundraisers and pro bono service providers to many different community organisations around the world.

The Foundation has supported many staff initiatives including:

- Macquarie LEADS (Learning, Education, Advancement, Development Support), a global program spearheaded by more than 500 Macquarie staff which helps young people learn and recognise the value of education. LEADS programs are noted in the first six points.
- Big Buddy Reading involving staff in Sydney, Melbourne, Hong Kong and London (New York commenced April 2010) providing mentoring and one-on-one reading to primary-aged children with reading difficulties
- The Hackney School's Mentoring Programme with London staff mentoring young people on work-related activities and career counselling
- Macquarie New York student mentoring program in association with Columbia University's Double Discovery Center where senior staff participate in a range of activities incorporating a month's work experience for first generation college-bound students
- Macquarie Toronto mentoring program through the youth agency Youth in Motion which helps young women with employment barriers develop workplace skills
- Macquarie Houston mentoring program as part of the non-denominational Cristo Rey Jesuit corporate work study program where students spend one or two days each week at Macquarie in an entry-level position
- Macquarie Hong Kong mentoring program for eight female pupils through Marycove School involving a range of workshops and social activities
- The Graduate Volunteer Network (GVN), an umbrella collective through which groups of Macquarie graduates undertake fundraising or volunteering for not-for-profits. In 2009, through a range of innovative activities, the Sydney GVN supported fostering organisation Stretch-A-Family and the Leukaemia Foundation of Australia, and the London GVN supported Ivy Street Children's Centre
- A number of particularly outstanding staff efforts, which the Foundation has recognised through the Macquarie Staff in the Community awards. The Foundation provides these staff with $A10,000 to be donated to the community organisation of their choice. In 2009, eight individuals and two teams received awards for their work with community organisations as diverse as Minds Matter, a New York-based charity that helps accomplished high school students from low-income families prepare for college; viBe Theater Experience, a creative space for teenage girls in New York City; and Youngcare, a residential disability charity based in Australia.

Macquarie staff have also joined together in several targeted campaigns to raise money across Macquarie's different offices. This global fundraising has resulted in significant financial support of organisations such as Juvenile Diabetes Research Foundation, UNICEF and men's health awareness group Movember.

Macquarie Group Foundation's staff donation matching scheme enables staff to effectively double their own contributions. In addition, the Foundation's investment in community organisations often enables these organisations to leverage further support from other funding bodies.







The Foundation's position as a leading corporate benefactor is cemented through its establishment and/or funding of a number of social policy initiatives. These include, for example, its cornerstone funding of Mission Australia's Research and Social Policy Unit, the Macquarie Group Foundation Chair for the Centre for Social Impact at the University of New South Wales, and the funding of the Young Foundation, a London-based social innovation centre which looks at improved ways of meeting society's needs.

Each year, more than 20,000 children participate in Macquarie Sport-run clinics across the country in netball, cricket, basketball, rugby league, rugby union and Australian Rules. Supported by the Foundation and Macquarie businesses, Macquarie Sports works closely with Australian sports representatives to bring these clinics to life through coaching and presentations.

Clockwise from bottom left:

Macquarie's GVN initiates a range of volunteering and fundraising activities in London, Sydney, Hong Kong and New York. Above, graduates in London volunteer at a working bee for the Ivy Street Children's Centre.

Macquarie's Australian staff were the joint winners of the Freedom Award for the highest corporate contribution in fundraising for the Juvenile Diabetes Research Foundation (JDRF) in 2009 (last won by Macquarie in 2007). This recognises the more than $A1.65 million that has been raised for JDRF by Macquarie over the past four years. Above, the Sydney team celebrate their participation in the 2009 JDRF Spin.

Macquarie Sports visited a number of rural and remote Australian communities in 2009/2010, as well as Japan and Tonga, reaching more than 10,000 children and young people. High-profile sporting athletes participated in the sports clinics as both coaches and role models.

Sustainability

Sustainability, integrity and diversity

Macquarie's Board and management view the commitment to sustainability, integrity and diversity as part of its broader responsibility to clients, shareholders and the communities in which it operates.

Sustainability, integrity and diversity are part of Macquarie's day-to-day approach to environmental, social and governance issues (ESG). Macquarie's risk management framework includes ESG-related policies that are applied across all business units covering:

— ethical conduct by staff, including the appointment of Integrity Officers
— selection and management of investments
— identification and management of environmental risk
— sustainable management of Macquarie's business premises
— provision of a safe and appropriate workplace that supports diversity
— dealings with external parties such as regulators and public officials
— whistleblowing and anti-money laundering
— greenhouse and energy management and reporting
— engagement by Macquarie and its staff in the wider community, including volunteering, sponsorship and matched donations.

This risk management framework is underpinned by Macquarie's Goals and Values and Code of Conduct.

All Macquarie staff share a responsibility for identifying and managing ESG issues. They are supported by:

— Macquarie's Board and management
— Risk Management Group
— Integrity Officers and Equal Employment Opportunity Officers
— a Sustainability Advisory Committee comprising senior executives from across the businesses
— the Sustainability and Environment Office
— research, training and seminars on ESG issues.

At an operational business level, relevant environmental, social and governance issues are considered as part of the due diligence process prior to entering into new business activities. Where appropriate this includes the use of independent assessments, development of compliance plans and regular reporting of environmental risk management and compliance consistent with Macquarie's Environmental Risk Management Framework. For the financial year to 31 March 2010 Macquarie is not aware of any material environmental issues within businesses it controls.

Sustainability — direct operations

Macquarie is taking significant steps to minimise the environmental impact of its direct operations and promote sustainable business practices across its offices. Macquarie's global Environmental Management Plan mandates practical actions that integrate resource efficiency and sustainability into day-to-day operations.

Macquarie's goal of becoming carbon neutral across its offices and air travel by December 2010 is progressing to plan. Direct operational actions during the year included:

— establishing systems and landlord/supplier relationships to accurately track energy use, air travel, paper, waste and water
— reducing emissions from energy consumption per full-time employee and tracking toward Macquarie's target of a 10 per cent reduction by December 2010
— analysing air travel data and identifying strategic opportunities for greater use of video conferencing
— offsetting greenhouse gas emissions from electricity consumption and air travel through the purchase of Gold Standard and Voluntary Carbon Standard carbon credits from renewable energy projects in China, Turkey and India
— including sustainability clauses in new procurement contracts with requirements covering sustainable product certification, device energy rating, waste handling and carbon neutral supply chain, as appropriate
— auditing current tenancy/landlord recycling and waste management practices and working to standardise in line with best practice
— reducing the print/scan copy fleet by 50 per cent throughout Australia and in London and New York through deployment of managed print and 'follow me' printing
— commencing a staged project to consolidate and relocate data centres to purpose built facilities in Sydney, Hong Kong, New York and London as well as targeted virtualisation
— commencing a staged upgrade to efficient tap and shower fittings throughout all offices
— trialling emergent lighting and technology solutions ahead of wider deployment
— engaging an independent auditor to review processes and data for disclosure as work progresses on Macquarie's carbon neutral commitment.

Sustainable buildings

Macquarie has now completed the relocation of 2,500 Sydney staff to the new offices at 1 Shelley Street. 1 Shelley Street received a 6 Star Green Star office design rating from the Green Building Council of Australia including two innovation points and a perfect score for water conservation, environmental management, integrated fit-out and indoor environment.

Early indications of the reduced impact of the building are encouraging. In addition to improvements in energy efficiency and water conservation there has been a focus on 'paper independence' through deployment of 'follow me' printing, wireless presenting and other initiatives. These measures have led to a significant reduction in printing. As part of the move, staff from Macquarie's Banking and Financial Services Group donated a large amount of stationery to Reverse Garbage, a not-for-profit cooperative and other materials to Mission Australia.

Following the completion and fit-out of 1 Shelley Street, the Corporate Real Estate team set new sustainability benchmarks for the selection and fit-out of Macquarie's offices. Macquarie will aim to ensure that all new premises are designed and constructed to achieve a 6 Star Green Star, LEED Platinum or BREEAM Excellent rating. All tenancy refurbishments will be implemented to achieve a 5 Star Green Star, LEED Gold or equivalent rating for the jurisdiction.

Recent refurbishments of Macquarie offices in Hong Kong and New York have already received LEED Gold ratings from the US Green Building Council.

Sustainability — investments, markets and products

Investment and advisory in renewable energy

Macquarie has renewable energy businesses and advisory teams located around the world. Macquarie and Macquarie-managed businesses continue to invest in renewable and clean energy projects. Recent activities include:

- establishing African Clean Energy Developments (ACED), a South African registered company dedicated to the joint development of renewable energy projects. ACED is currently developing over 1000MW of wind and solar energy projects in South Africa
- developing approximately 2000MW of wind projects in Australia with a number of co-developers and 600MW of wind projects in the US
- working with project developers to bid for grants under the Australian Solar Flagship Funding Program
- advising on the development and construction of 100MW of solar parks throughout France and the development and construction of solar greenhouse and ground mounted solar PV projects in Italy.

Conserving forest carbon

In partnership with the conservation agency Fauna and Flora International, Macquarie operates a Carbon Forest Taskforce (the Taskforce) to invest in bio-sequestration projects that reduce emissions from deforestation, retain biodiversity and promote sustainable livelihoods for local communities. The Taskforce has projects under assessment and development in Indonesia, Cambodia and South America.

Facilitating smart metering

Macquarie has committed major funding lines to energy suppliers in the UK to accelerate the roll-out of smart electricity meters to assist efficient energy management in the industrial and commercial sectors. Macquarie is expected to be leasing more than 100,000 smart electricity meters in this sector by the end of 2010.

Macquarie continues to fund smart electricity and gas meters in the East Anglia and North London residential market. Macquarie is continuing to work closely with the UK Government and the energy sector to facilitate an effective roll-out of smart meters to 26 million homes by the end of 2020.

Macquarie Clean Technology Fund (MCTF)
The Macquarie Clean Technology Investment Team has built a leadership position by investing in one of the first dedicated globally-focused clean technology private equity fund of funds. In 2006, Macquarie launched the MCTF, raising $US205 million. MCTF is designed to provide investors with exposure to a diversified portfolio of global private equity investments that focus on technologies that seek to improve the efficiency of energy production and distribution and the reduction or elimination of the negative environmental impact of these activities. The fund leverages the expertise of Macquarie's dedicated specialists in sourcing, structuring and monitoring investments with private equity managers that have a clean technology focus. The fund makes capital commitments to underlying private equity fund investments as well as to co-investments, where investments are made in conjunction with fund managers. MCTF is diversified by geography, strategy and fund manager over three vintage years.

Trading environmental financial products
Macquarie has a global team of environmental market professionals located in London, Houston, New York, Hong Kong, Beijing and Sydney. The team combines Macquarie's environmental markets expertise with its depth of experience as a commodities trading and finance house to offer:

- a strong pipeline of international emissions reduction projects for direct investment and carbon credit purchase
- a full-service trading desk dealing in secondary carbon credits including certified emission reductions and emission reduction units as well as domestic emission allowances and renewable energy certificates
- inventory financing for environmental markets compliance unit holdings
- derivative financing for emissions abatement and renewable energy projects
- tailored environmental risk management solutions including fixed price certainty through forwards and swaps as well as price protection through options and collars.

ESG research
Environmental, social and governance issues are acknowledged as key non-financial factors that can materially impact the performance of investment portfolios.

As part of Macquarie's commitment to addressing ESG issues and assisting clients to do the same, Macquarie Securities Group has launched a series of ESG research products. Most notable are the quarterly themed "ESG Exploration" reports which bring together the views of Macquarie analysts to assess the financial implications of selected ESG issues, such as carbon emissions and human capital management, using both a sector-wide and stock-specific approach. As some ESG issues affect particular industries more than others, Macquarie also publishes sector-specific research. Staff and clients also receive ESG policy updates to keep pace with the changing regulatory landscape.

Sustainability — climate change approach
Macquarie continues to seek business opportunities associated with climate change mitigation and adaptation. In 2009 Macquarie also participated in government reviews of environmental and sustainability policy mechanisms and signed the Copenhagen Communique on Climate Change (Communique) ahead of the climate negotiations in Copenhagen in December 2009.

More than 600 international businesses have endorsed the Communique calling on governments to agree to an ambitious, robust and equitable deal on climate change. A comprehensive international climate change framework is thought to be in the best interests of businesses, investors and the community in providing guidance on the transition to a low-carbon economy.

Macquarie's ongoing approach to climate change is based on:

- assessing and managing its own carbon footprint
- identifying opportunities for investment and trading
- managing the risks arising from climate change and future carbon constraints.

As a signatory to the Carbon Disclosure Project, Macquarie reports detailed information about its approach to the risks and opportunities arising from climate change. Macquarie's annual response is available on the Carbon Disclosure Project website.

Integrity at Macquarie

Macquarie understands that integrity is crucial to its continued success. We respect the trust that our clients, shareholders and the broader community place in us as an organisation and we are committed to honesty in our approach and actions.

The integrity of an organisation is maintained by the people that work within it. All Macquarie staff are expected to uphold, and are supported in maintaining, the highest standards.

Macquarie established the position of Integrity Officer in 1998. The Integrity Officer acts as an independent point of contact for staff on integrity issues and works to ensure that all Macquarie business is conducted in accordance with sound ethical practices and the Goals and Values of the organisation.

Macquarie also has Integrity Officers in each region to:

- develop and implement strategies addressing issues of integrity in the conduct of its business
- educate, advise and counsel management and staff regarding integrity issues
- ensure that any integrity-related staff concerns are dealt with impartially, promptly and confidentially.

Macquarie has whistleblower policies and protections in each of the jurisdictions in which we do business. These policies accord with both legislative requirements and best practice recommendations.

Macquarie seeks to foster a working environment that enables employees to voice genuine concerns in relation to:

- a breach of relevant legislation
- a breach of Macquarie's Goals and Values
- financial malpractice, impropriety or fraud
- failure to comply with legal obligations
- danger to health and safety or the environment
- criminal activity
- attempts to conceal any of the above.

The Integrity Office ensures that the policies are both understood and respected and that the rights of all parties are respected and maintained.

In partnership with the St James Ethics Centre, the Integrity Office of Macquarie developed an Ethics, Integrity and Good Decision-Making course that has been rolled out to all staff worldwide. Macquarie's Integrity Office also works with a variety of educational institutions to ensure that ethical considerations are included in both course development and content.

Diversity at Macquarie

Macquarie places great importance on diversity and equal opportunity in the workforce and employs an Equal Employment Opportunity (EEO) Director and regional EEO representatives to support employees.

Macquarie has a range of programs, benefits and activities aimed at supporting its employees including flexible working options, networking events, mentoring programs, childcare facilities, employee assistance and our cross-cultural awareness programs.

Employer of Choice for Women

The Macquarie Group was named as a 2010 Employer of Choice for Women by the Australian Government's Equal Opportunity for Women in the Workplace Agency. The citation publicly acknowledges organisations for their efforts in the area of equal opportunity for women.

Women@Macquarie

In 2009 Macquarie launched a global initiative providing high-potential female employees with opportunities for career development. Women@Macquarie is open to senior female employees and provides access to networking, skills workshops, mentoring and coaching. Over 1,000 women have participated in the first networking events and workshops with plans for continued growth in 2010 as the program extends to all countries in which Macquarie operates.

Women@Macquarie is part of a broader program of activities designed to take full advantage of the diversity of Macquarie's workforce and better realise the benefits diversity brings to both individuals and the organisation. Benefits of diversity include improved problem analysis and solving, well-rounded decision making and greater creativity. Macquarie is committed to providing training opportunities that help all employees develop their potential.

Corporate governance

Macquarie's approach to corporate governance aims to achieve superior and sustainable financial performance and long-term prosperity while meeting stakeholders' expectations of sound corporate governance.

Macquarie's corporate governance framework has been developed to support Macquarie's client-focused business operations while providing clear guidance on how authority is exercised within Macquarie, including Board oversight of key controls. The Board, with the assistance of the Board Corporate Governance, Audit and Compliance, Remuneration and Risk Committees, determines the most appropriate corporate governance practices.

Macquarie Group Limited is listed on the Australian Securities Exchange (ASX) and is regulated by the Australian prudential regulator, APRA, as a non-operating holding company of a licensed Australian Bank, Macquarie Bank Limited. Macquarie is also supervised by the Australian corporate regulator, ASIC. A number of Macquarie's key operating subsidiaries are supervised by regulators in the overseas jurisdictions in which they operate.

Members of the Board and staff are responsible for upholding the goals and values to which Macquarie aspires: *integrity, client commitment, strive for profitability, fulfilment for our people, teamwork and highest standards*. Adherence to Macquarie's Goals and Values is a relevant factor in assessing individual performance.

While Macquarie's Board and Board Committee structure has remained largely unchanged for a number of years, Board delegations and Board/Committee charters are regularly reviewed. Macquarie's approach to risk management and remuneration has also been consistent over time.

Macquarie monitors regulatory and corporate governance developments that impact on Macquarie's businesses, adopting corporate governance practices it considers are in the best interests of Macquarie and its shareholders, consistent with Macquarie's responsibilities to other stakeholders including clients, investors and staff. Key developments during the year included changes to the delivery mechanism and retention and release conditions of Macquarie's deferred remuneration arrangements. In particular, the Macquarie Group Employee Retained Equity Plan was approved by shareholders at a General Meeting in December 2009.

A statement describing the corporate governance framework and associated practices in place during the year to 31 March 2010 and a summary of the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations, with reference to the applicable Macquarie governance practice, are available on Macquarie's website at macquarie.com.au.

The statement regarding Macquarie's corporate governance framework and associated practices is also included in the Macquarie Group Limited 2010 Annual Report which is available on the website.

	Committee Membership				
Board Membership	**Audit and Compliance**	**Corporate Governance**	**Nominating**	**Remuneration**	**Risk**
Non-Executive (Non-Independent) Director					
David S. Clarke AO*			Chairman	Member	Member
Executive Voting Director					
Nicholas W. Moore					Member
Independent Directors					
Michael J. Hawker**					Member
Peter M. Kirby	Member	Member			Member
Catherine B. Livingstone AO	Chairman		Member		Member
H. Kevin McCann AM	Member	Chairman			Member
John R. Niland AC		Member		Member	Member
Helen M. Nugent AO			Member	Chairman	Member
Peter H. Warne	Member			Member	Chairman

* On 31 August 2009, Mr Clarke resumed full duties as Chairman following a leave of absence which commenced on 27 November 2008. Mr McCann was appointed Acting Chairman of the Board, Acting Member and Acting Chairman of the Board Nominating Committee and Acting Member of the Board Remuneration Committee during Mr Clarke's absence.

** Mr Hawker was appointed to the Board on 22 March 2010.

Remuneration approach

Macquarie's approach to remuneration continues to deliver long-term shareholder returns by ensuring continued alignment of the interests of staff and shareholders, while attracting and retaining high quality people. This consistent approach has served shareholders well in recent times, as well as over the longer term. In the difficult financial markets of the past two years, it has also contributed to Macquarie's resilience relative to its peers. The Board believes that this continues to be the right approach.

While its remuneration framework has remained robust despite unprecedented change in financial markets, Macquarie revised some specific aspects of its remuneration arrangements during the year. The changes place an even greater emphasis on longer-term incentives but continue to emphasise performance-based remuneration having regard to risk. The principles that underpin the remuneration framework are the same, with Macquarie's approach measuring up well against recommendations regarding remuneration practices from regulators and governments. The changes, which were overwhelmingly approved by shareholders in December 2009, alter the delivery mechanism and the retention and release conditions of Macquarie's deferred remuneration arrangements. The changes ensure that the key objectives of ongoing retention of staff and alignment between staff and shareholders continue to be met. The changes are as follows:

- less profit share delivered as cash
- more profit share deferred
- more retained profit share held as equity
- options replaced by Performance Share Units (PSUs) with performance hurdles which are awarded only to the most senior people
- retention arrangements strengthened
- more onerous conditions around the release of retained profit share on termination.

With the unprecedented change in financial markets during the past two years, there have been major changes in the industry landscape, with a number of Macquarie's investment banking peers significantly impacted by the global dislocation. This follows from widespread redundancies, major firm collapses and bankruptcies, as well as acquisitions and business divestments with a number of major firms outside Australia relying on government cash injections to survive.

The aftermath of the global financial crisis has seen a rapid strengthening in the market for executive talent in the financial services industry. The perception by many financial institutions of a unique window for recruiting talent, building businesses and increasing market share has resulted in intense competition globally for proven talent, which boards across the industry have also had to take into account.

As in previous downturns, Macquarie has taken advantage of opportunities arising as a result of market disruptions with a number of acquisitions of businesses, teams and individuals during the year.

Despite some increases in **fixed remuneration** levels for certain senior personnel to reflect the competitive market conditions, levels of fixed remuneration remain relatively low compared to senior roles in other Australian corporations. This is still considered appropriate, encouraging executives to take a more performance-oriented approach. In 2010, fixed remuneration for Macquarie's nine Executive Committee members comprised, on average, only 11 per cent of total remuneration. The remaining 89 per cent of their remuneration was entirely at risk.

Macquarie's **performance-based remuneration** is truly variable and aligned with shareholders' interests, evidenced in the way the profit share pool is created through the use of net profit after tax (NPAT) and return on equity (ROE) measures. For a given level of capital employed, total profit share rises or falls with NPAT. Macquarie's total profit share pool increases with performance and no maximum ceiling is imposed. This aligns shareholder and staff interests and provides the strongest incentive to staff to continuously strive to maximise long-term profitability.

Performance-based profit share is allocated to Macquarie's businesses and, in turn, to individuals based on performance. Performance is primarily assessed based on relative contribution to profits while taking into account capital usage and risk management. This results in businesses and individuals being motivated to increase earnings and to use shareholder funds efficiently, consistent with prudent risk-taking. In addition, other qualitative measures are used in assessing individual performance, such as: how business is done; governance and compliance; long-term sustainability; people leadership and adherence to Macquarie's Goals and Values. Staff are motivated to work co-operatively given that their profit share will reflect Macquarie's overall performance, the relative performance of their business and their individual contribution.

The Board and management also seek to ensure that remuneration for staff whose primary role is risk and financial control, including the Chief Risk Officer and the Chief Financial Officer, preserves the independence of the function and maintains Macquarie's robust risk management framework.

Profit share is delivered in ways that encourage a longer-term perspective and ensures alignment with shareholders' longer-term interests and staff retention. In turn, this encourages staff to maximise profit without exposing Macquarie to risk or behaviours that jeopardise long-term profitability or reputation.

Under the revised remuneration arrangements, 50 per cent (55 per cent for the Managing Director and Chief Executive Officer) of each Executive Committee members' and Designated Executive Directors'[1] annual gross profit share allocation is retained and vests from years three to seven, subject to restrictions. Retained amounts are fully invested in a combination of Macquarie ordinary shares and notionally in Macquarie-managed fund equity to reflect an individual executive's responsibilities and to strengthen alignment with Macquarie and Macquarie-managed fund securityholders' interests.

Option grants have been suspended and, in the case of the Executive Committee only, replaced by **PSUs**. PSUs vest in three tranches after two, three and four years only if challenging performance hurdles are met.

Macquarie prohibits staff from hedging:

- shares held to satisfy the minimum shareholding requirement
- shares to be delivered under the new equity plan, the Macquarie Group Employee Retained Equity Plan (MEREP)
- shares held under the Executive Committee Share Acquisition Plan
- unvested options.

Executives are required to conduct trading in Macquarie ordinary shares only during designated trading windows.

A departing Executive Director's unvested retained profit share is only paid out in the case of genuine retirement, redundancy or in certain other limited exceptional circumstances, and is forfeited in stages if a 'disqualifying event' occurs within two years of leaving. For example, the payment of a departing Executive Director's retained profit share will be subject to forfeiture if it is found that the individual has acted in a way that damages Macquarie, including but not limited to action or inaction that leads to a material financial restatement, a significant financial loss or any significant reputational harm to Macquarie or its businesses.

[1] Executive Directors who are members of Operations Review Committee and others who have a significant management or risk responsibility in the organisation.

The remuneration approach is managed via **strong governance structures and processes.** Conflicts of interest are managed proactively and assiduously. The Board Remuneration Committee (BRC) makes recommendations to the Non-Executive Directors of the Board on key decisions that have been delegated to the BRC.

Non-Executive Director fees are set in line with market rates for relevant Australian financial organisations and reflect the time commitment and responsibilities involved within the shareholder approved aggregate limit.

This overall approach to remuneration has contributed to strong shareholder returns over time.

For further information on Macquarie's remuneration policies and practices, refer to the Remuneration Report contained within The Directors' Report in the Macquarie Group Limited 2010 Annual Report. This document is available on Macquarie's website at macquarie.com.au.

Non-Executive remuneration

	Year	Total compensation $A
D.S. Clarke[a]	**2010**	**570,793**
	2009	600,083
M.J. Hawker[b]	**2010**	**6,720**
	2009	–
P.M. Kirby	**2010**	**291,250**
	2009	271,000
C.B. Livingstone	**2010**	**328,950**
	2009	314,850
H.K. McCann[c]	**2010**	**514,489**
	2009	448,217
J.R. Niland	**2010**	**290,000**
	2009	266,000
H.M. Nugent	**2010**	**350,500**
	2009	296,000
P.H. Warne[d]	**2010**	**336,500**
	2009	284,150
Total	**2010**	**2,689,202**
	2009	2,480,300

[a] Mr Clarke sought and was granted leave from 27 November 2008 to 30 August 2009.
[b] Mr Hawker was appointed to the Board on 22 March 2010.
[c] Mr McCann was appointed Acting Chairman in Mr Clarke's absence (from 27 November 2008 to 30 August 2009).
[d] Mr Warne was appointed Acting Chairman of the Board Risk Committee in Mr Clarke's absence (from 27 November 2008) and was appointed Chairman on 27 August 2009.

Executive remuneration

Name and position	Year	Fixed remuneration $A	Profit share – available upfront $A	Retained profit share: Notionally invested in DPS Plan $A	Retained profit share: Delivered as Macquarie equity $A
Executive Directors					
N.W. Moore	**2010**	**518,820**	**4,681,736**	**739,980**	**358,774**
	2009	517,611	2,120,641	942,507	1,649,387
Executives					
S.D. Allen	**2010**	**195,288**	**151,001**	**(46,610)**	**449,874**
	2009	–	–	–	–
M. Carapiet	**2010**	**384,311**	**2,886,191**	**1,324,127**	**(181,230)**
	2009	383,415	2,544,769	848,256	848,256
A.J. Downe	**2010**	**480,389**	**4,069,272**	**(488,520)**	**172,968**
	2009	479,269	3,958,530	1,319,510	1,319,510
R. Laidlaw	**2010**	**384,311**	**3,157,615**	**(68,017)**	**445,182**
	2009	310,695	1,374,645	458,215	458,215
P.J. Maher	**2010**	**456,369**	**1,589,514**	**(58,531)**	**250,053**
	2009	455,306	961,357	320,452	320,452
W.R. Sheppard	**2010**	**518,820**	**1,135,132**	**191,737**	**290,170**
	2009	517,611	282,752	94,251	94,251
G.C. Ward	**2010**	**432,350**	**1,750,895**	**98,826**	**61,337**
	2009	431,342	1,979,265	659,755	659,755
S. Wikramanayake	**2010**	**384,311**	**1,040,881**	**665,182**	**9,823**
	2009	310,695	687,322	229,107	229,107
Former Executive Voting Directors and Executives					
J.K. Burke	**2010**	**–**	**–**	**–**	**–**
	2009	348,556	–	–	–
L.G. Cox	**2010**	**130,632**	**–**	**–**	**–**
	2009	396,567	228,289	57,072	–
N.R. Minogue	**2010**	**289,823**	**709,354**	**709,354**	**–**
	2009	431,342	1,555,137	518,379	518,379
A.E. Moss	**2010**	**–**	**–**	**–**	**–**
	2009	100,748	1,515,978	–	–
Total compensation	**2010**	**4,175,424**	**21,171,591**	**3,067,528**	**1,856,951**
	2009	4,683,157	17,208,685	5,447,504	6,097,312

Performance share units $A	Options over Macquarie shares $A	Total remuneration before notional investment earnings on prior year retained profit share $A	Notional investment earnings on prior year retained profit share $A	Total remuneration $A
1,201,971	**1,712,935**	**9,214,216**	**343,373**	**9,557,589**
–	900,793	6,130,939	(5,840,183)	290,756
93,240	**238,684**	**1,081,477**	**(10,845)**	**1,070,632**
–	–	–	–	–
908,885	**1,542,932**	**6,865,216**	**392,993**	**7,258,209**
–	472,382	5,097,078	(3,873,197)	1,223,881
1,362,214	**1,211,123**	**6,807,446**	**532,786**	**7,340,232**
–	334,093	7,410,912	(3,698,929)	3,711,983
735,675	**903,519**	**5,558,285**	**236,649**	**5,794,934**
–	787,201	3,388,971	(1,145,138)	2,243,833
408,361	**324,639**	**2,970,405**	**37,819**	**3,008,224**
–	172,891	2,230,458	(887,238)	1,343,220
207,760	**440,288**	**2,783,907**	**85,716**	**2,869,623**
–	175,241	1,164,106	(1,842,620)	(678,514)
644,976	**354,464**	**3,342,848**	**52,658**	**3,395,506**
–	187,564	3,917,681	(794,746)	3,122,935
314,453	**504,886**	**2,919,536**	**341,575**	**3,261,111**
–	418,713	1,874,944	(711,775)	1,163,169
–	–	–	–	–
–	(378,324)	(29,768)	(499,623)	(529,391)
–	**(57,082)**	**73,550**	**7,043**	**80,593**
–	13,893	695,821	(200,085)	495,736
–	**(312,722)**	**1,395,809**	**132,062**	**1,527,871**
–	133,538	3,156,775	(1,100,155)	2,056,620
–	–	–	–	–
–	56,090	1,672,816	(4,752,075)	(3,079,259)
5,877,535	**6,863,666**	**43,012,695**	**2,151,829**	**45,164,524**
–	3,274,075	36,710,733	(25,345,764)	11,364,969

Ten year history

With the exception of 31 March 2005, the financial information presented below has been based on the Australian Accounting Standards adopted at each balance sheet date. The financial information for the full years ended 31 March 2005 – 2010 is based on the reported results using the Australian Accounting Standards that also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Years ended 31 March

	2001	2002	2003
Income statement ($A million)			
Total income from ordinary activities	1,649	1,822	2,155
Total expenses from ordinary activities	(1,324)	(1,467)	(1,695)
Operating profit before income tax	325	355	460
Income tax expense	(53)	(76)	(96)
Profit for the year	272	279	364
Macquarie Income Preferred Securities distributions	–	–	–
Macquarie Income Securities distributions	(31)	(29)	(28)
Other minority interests	1	–	(3)
Profit attributable to ordinary equity holders	242	250	333
Statement of financial position ($A million)			
Total assets	27,848	30,234	32,462
Total liabilities	26,510	27,817	29,877
Net assets	1,338	2,417	2,585
Total loan assets	7,785	9,209	9,839
Impaired loan assets (net of provisions)	31	49	16
Share information[1]			
Cash dividends per share (cents per share)			
Interim	41	41	41
Final	52	52	52
Special[2]	–	–	50
Total	93	93	143
Basic earnings per share (cents per share)	138.9	132.8	164.8
Share price at 31 March ($A)[1]	27.63	33.26	24.70
Ordinary share capital (million shares)[3]	175.9	198.5	204.5
Market capitalisation at 31 March (fully paid ordinary shares) ($A million)	4,860	6,602	5,051
Net tangible assets per ordinary share ($A)[4]	5.15	7.94	8.23
Ratios			
Return on average ordinary shareholders' funds	27.1%	18.7%	18.0%
Dividend payout ratio	67.5%	73.6%	87.4%[2]
Expense/income ratio	80.3%	80.5%	78.7%
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated futures funds)	0.1%	0.2%	0.0%
Assets under management ($A billion)[5]	30.9	41.3	52.3
Staff numbers[6]	4,467	4,726	4,839

[1] The Macquarie Bank Limited (now Macquarie Group Limited) ordinary shares were quoted on the Australian Stock Exchange (now Australian Securities Exchange) on 29 July 1996.
[2] The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8 per cent.
[3] Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.
[4] Net tangible assets include intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.
[5] The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with methodology.
[6] Includes both permanent staff (full-time, part-time and fixed term) and contractors (including consultants and secondees).

2004	2005	2006	2007	2008	2009	**2010**
2,823	4,197	4,832	7,181	8,248	5,526	**6,638**
(2,138)	(3,039)	(3,545)	(5,253)	(6,043)	(4,537)	**(5,344)**
685	1,158	1,287	1,928	2,205	989	**1,294**
(161)	(288)	(290)	(377)	(317)	(15)	**(201)**
524	870	997	1,551	1,888	974	**1,093**
–	(28)	(51)	(54)	(50)	(45)	**(8)**
(27)	(29)	(29)	(31)	(34)	(33)	**(21)**
(3)	(1)	(1)	(3)	(1)	(25)	**(14)**
494	812	916	1,463	1,803	871	**1,050**
43,771	67,980	106,211	136,389	167,250	149,144	**145,940**
40,938	63,555	100,874	128,870	157,189	139,584	**134,171**
2,833	4,425	5,337	7,519	10,061	9,560	**11,769**
10,777	28,425	34,999	45,796	52,407	44,751	**44,267**
61	42	85	88	165	952	**647**
52	61	90	125	145	145	**86**
70	100	125	190	200	40	**100**
–	40	–	–	–	–	**–**
122	201	215	315	345	185	**186**
233.0	369.6	400.3	591.6	670.6	309.6	**320.2**
35.80	48.03	64.68	82.75	52.82	27.05	**47.25**
215.9	223.7	232.4	253.9	274.6	283.4	**344.2**
7,729	10,744	15,032	21,010	14,503	7,667	**16,266**
10.72	13.97	16.63	22.86	28.18	23.72	**25.82**
22.3%	29.8%	26.0%	28.1%	23.7%	9.9%	**10.0%**
53.2%	53.2%	54.4%	54.3%	52.2%	60.2%	**60.4%**
75.7%	72.4%	73.4%	73.2%	73.3%	82.1%	**80.5%**
0.3%	0.2%	0.2%	0.1%	0.3%	1.9%	**0.8%**
62.6	96.7	140.3	197.2	232.0	243.1	**325.7**
5,716	6,556	8,183	10,023	13,107	12,716	**14,657**

Investor information

Shareholder calendar

2010

Date	Event
30 April	Full-year result announcement
14 May	Record date for final dividend
2 July	Payment date for final dividend
30 July	2010 Annual General Meeting
30 September	Half-year financial end
29 October*	Half-year result announcement
12 November*	Record date for interim dividend
15 December*	Payment date of interim dividend

* These dates are subject to change.

2010 Annual General Meeting

This year's meeting will be held at 10.30am on Friday, 30 July 2010 at the Sheraton on the Park in the Grand Ballroom, 161 Elizabeth Street, Sydney NSW. Details of the business of the meeting will be forwarded to shareholders separately.

Stock exchange listing

Macquarie Group Limited is listed on the ASX and its ordinary shares trade under the code MQG.

Macquarie Convertible Preference Securities are quoted on the ASX and trade under the code MQCPA.

Dividend details

Macquarie Group generally pays a dividend on its fully paid ordinary shares twice a year following the final and interim result announcements. The proposed dates for the 2010 final dividend and the 2011 interim dividend are as follows:

Dividend announcement	Record date	Proposed payment date
30 April 2010	14 May 2010	2 July 2010
29 Oct 2010*	12 Nov 2010*	15 Dec 2010*

* These dates are subject to change.

Dividend Reinvestment Plan (DRP)

The DRP allows shareholders to apply their dividends to acquire new Macquarie shares rather than receiving dividends in cash.

Enquiries

Investors who wish to enquire about any administrative matter relating to their Macquarie Group Limited shareholding are invited to contact the Share Registry office at:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 8060 Australia
Telephone: +61 3 9415 4137
Freecall: 1300 554 096
Facsimile: +61 3 9473 2500
Email: web.queries@computershare.com.au
Website: www.computershare.com/au

All other enquiries relating to a Macquarie Group Limited share investment can be directed to:

Investor Relations
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney New South Wales 2000 Australia
Telephone: +61 2 8232 5006
Facsimile: +61 2 8232 6346
Email: macquarie.shareholders@macquarie.com
Website: macquarie.com.au/shareholdercentre

The Group's Company Secretary, Dennis Leong, may be contacted on the above numbers.

Website

To view the Interim and Annual Reports, presentations, dividend information and other investor information, visit macquarie.com.au/shareholdercentre.

Macquarie Group Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333

Registered Office
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 4330


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